The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated March 26, 2018
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-219326
PROSPECTUS SUPPLEMENT
(To Prospectus dated March 19, 2018)
5,000,000 Shares
AMERICAN RENAL ASSOCIATES HOLDINGS, INC.
Common Stock
The selling stockholders identified in this prospectus supplement are offering to sell 5,000,000 shares of our common stock. We will not receive any of the proceeds from the sale of the shares to be offered by the selling stockholders.
Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “ARA.” On March 23, 2018, the last reported sale price of our common stock on the NYSE was $21.57 per share.
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus supplement and future filings.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1) We refer you to “Underwriting” beginning on page S-48 of this prospectus supplement for additional information regarding underwriting compensation.
The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of our common stock at the initial price to the public less the underwriting discount. The selling stockholders will receive all of the proceeds from the sale of any such additional shares to the underwriters.
Investing in our common stock involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock to purchasers on or about , 2018.

BofA Merrill Lynch	J.P. Morgan	SunTrust Robinson Humphrey

Barclays	Goldman Sachs & Co. LLC	Wells Fargo Securities
Prospectus supplement dated        , 2018

TABLE OF CONTENTS
Prospectus Supplement

Prospectus

You should rely only on information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus. Neither we, nor the selling stockholders nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained or incorporated by reference herein or in any free writing prospectuses we have prepared. Neither we, nor the selling stockholders nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. Neither we, nor the selling stockholders nor the underwriters are making an offer to sell or seeking offers to buy these securities in any jurisdiction where an offer or sale is not permitted. The information contained in this prospectus supplement is current only as of the date of this prospectus supplement regardless of the time of delivery of this prospectus supplement or of any sale of our common stock. Our business, financial condition, results of operation and prospects may have changed since that date.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock and certain other matters relating to us, our business and prospects. The second part, the accompanying prospectus, contains a description of our common stock and certain other information.
The information contained in this prospectus supplement may add, update or change information contained in the accompanying prospectus or in documents that we file or have filed with the Securities and Exchange Commission (the “SEC”). You should read both this prospectus supplement and the accompanying prospectus together with the additional information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference.” To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference filed before the date of this prospectus supplement, the information in this prospectus supplement will supersede such information. Any statement modified or superseded by a statement made in a subsequently filed document that is incorporated or deemed to be incorporated by reference in this prospectus supplement will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY
This summary description about us and our business highlights selected information contained elsewhere in this prospectus supplement or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before deciding to invest in our common stock. You should carefully read this entire prospectus supplement, the accompanying prospectus and any related free writing prospectus, including each of the documents incorporated by reference herein or therein, before making an investment decision. Investors should carefully consider the information set forth under “Risk Factors” and the financial statements and related notes incorporated by reference into this prospectus supplement, the accompanying prospectus and in any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus supplement before deciding to invest in shares of our common stock. Unless the context requires otherwise, references in this prospectus supplement to “our company,” “we,” “us” and “our” refer to American Renal Associates Holdings, Inc. and its consolidated entities taken together as a whole, except where these terms refer to providers of dialysis services, in which case they refer to our dialysis clinic joint ventures, in which we have a controlling interest and our physician partners have the noncontrolling interest, or to the dialysis facilities owned by such joint venture companies, as applicable. References to “ARA” and “Holdings” refer to American Renal Associates Holdings, Inc. and not any of its consolidated entities. References to “ARH” refer to American Renal Holdings Inc., an indirect wholly owned subsidiary of Holdings.
Overview
We are the largest dialysis services provider in the United States focused exclusively on joint venture (“JV”) partnerships with physicians. As of December 31, 2017, we owned and operated 228 dialysis clinics in partnership with 401 nephrologist partners treating over 15,600 patients in 26 states and the District of Columbia.
We operate our dialysis clinics principally through a JV model, in which we partner primarily with local nephrologists to develop, own and operate dialysis clinics, while the providers of the majority of dialysis services in the United States operate through a combination of wholly owned subsidiaries and joint ventures. Substantially all of our clinics are maintained as separate joint ventures in which generally we have the controlling interest and our nephrologist partners and other joint venture partners have a noncontrolling interest. As of December 31, 2017, on average we held 54% of the interests in our joint venture clinics and our nephrologist partners held 46% of the interests. We believe our JV model, combined with a high-quality operational infrastructure, provides our physician partners the independence to make improved clinical decisions so they can focus on maximizing patient care and grow their clinical practices.
We provide high-quality patient care and clinical outcomes to patients suffering from end-stage renal disease (“ESRD”). The loss of kidney function is normally irreversible. Kidney failure is typically caused by Type I and Type II diabetes, high blood pressure, polycystic kidney disease, long-term autoimmune attack on the kidney and prolonged urinary tract obstruction. ESRD is the stage of advanced kidney impairment that requires continued dialysis treatments or a kidney transplant to sustain life. Dialysis is the removal of toxins, fluids and salt from the blood of patients by artificial means. Patients suffering from ESRD generally require dialysis at least three times a week for the rest of their lives, unless or until the patient receives a kidney transplant.
According to United States Renal Data System, there were approximately 493,500 ESRD dialysis patients in the U.S. in 2015. The ESRD dialysis patient population has grown at an approximate compound rate of 3.8% from 2000 to 2015, the latest period for which such data is available. The growth rate is attributable to the aging of the population, increased incidence rates for diseases that cause kidney failure such as diabetes and hypertension, lower mortality rates for dialysis patients and growth rates of minority populations with higher than average incidence rates of ESRD.
Our core values create a culture of clinical autonomy and operational accountability for our physician partners and staff members. We believe our joint venture model has helped us become one of the fastest-growing national dialysis services platforms, in terms of the growth rate of our non-acquired treatments since 2013. We believe our approach has attracted physician partners and facilitated the expansion of our platform through de novo clinics.
Since 2013, we have opened 15 or more de novo clinics each year. From 2013 to 2017, our total number of treatments grew at a compound annual growth rate (“CAGR”) of 12.2%, driven primarily by increases in non-acquired treatments, which grew at a CAGR of 11.4%. During the same period, our revenues and Adjusted EBITDA-NCI have grown at a CAGR of 10.8% and 2.5%, respectively. For the year ended December 31, 2017, our revenues, Adjusted EBITDA-NCI and net income attributable to us reached $752.5 million, $105.5 million and $4.9 million, respectively.
For definitions of Adjusted EBITDA and Adjusted EBITDA-NCI and a reconciliation of Adjusted EBITDA and Adjusted EBITDA-NCI to net income (loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in our Annual Report on Form 10-K for the year ended December 31, 2017 incorporated by reference in this prospectus supplement.

Our Strategy Differentiates Our Business Model
We strive for best-in-class physician partnership, patient care and staff satisfaction. Our core values emphasize quality patient care, providing physicians with clinical autonomy and operational support, hiring and retaining the best possible staff and providing best practices management services. We believe our track record has built premier brand recognition for the ARA brand, further validating our core values and our strategy.
Our Core Values Drive Our Strategy and Delivery of Outstanding Patient Care and Clinical Outcomes
We provide nephrologists the clinical autonomy and operating infrastructure to take excellent care of their patients. We value our clinic staff members and seek to hire and retain the most well-trained qualified staff. In conjunction with our medical directors, we proactively develop and suggest clinical protocols, clinical training and best practices to be shared across our network. Our corporate office focuses on the needs of our doctors, patients and staff. As a result, our physicians and staff have delivered an outstanding track record of clinical, operating and financial performance.
Exclusive Focus on the JV Model Drives Clinical and Operational Excellence
Our founders were among the first to recognize and implement the JV model for providing dialysis services in the United States, which we believe provides significant benefits for our patients, providers and payors. Our JV model aligns the interests of our physician partners with ours and enables physicians to focus on high-quality patient outcomes. We believe that such alignment of interests makes us a preferred partner for nephrologists. Our joint venture partners include both individual nephrologists and affiliated groups of nephrologists, including many groups that have interests in multiple clinics with us. In addition, we provide best practices management services to our JV clinics and physician partners, including patient insurance education, revenue cycle management, regulatory and clinical compliance and other back-office operations. We believe that our operational infrastructure helps us deliver quality patient care.
Predictable Clinic Growth Model with Proven Track Record
We had 177 de novo clinics as of December 31, 2017. Our track record has helped us establish a predictable de novo clinic model for the unit economics, growth and returns of each new clinic. Since 2013, we have opened 15 or more de novo clinics each year; the historical growth of these clinics provides evidence of the consistency and success of our de novo clinic model. We have also successfully applied our clinic development expertise to 51 clinics as of December 31, 2017 that we have acquired and integrated with our JV model. Our track record helps us attract new nephrologists and maintain an active pipeline of de novo clinics to be opened in the near future.
Our Opportunity
We believe our strategy has positioned us to benefit from trends in the dialysis services and broader physician services markets.
Growing Prevalence of the Joint Venture as a Model for Providing Dialysis Services
A significant portion of dialysis clinics in the United States are wholly owned. However, we believe the JV model has gained in prevalence as the dialysis services model for practicing nephrologists and has been growing rapidly over the past several years. According to a report prepared for the American Society of Nephrology, there are over 10,000 full-time practicing nephrologists in the United States, and we believe that a significant portion of these physicians treat their patients at clinics in which they have no ownership interest. As of December 31, 2017, we have partnered with 401 of these nephrologists, or less than 4% of all full-time practicing nephrologists in the United States, giving us significant opportunity to grow as a premier JV model operator within the nephrologist community.
Large Dialysis Services Market with Favorable Demographics
The ESRD dialysis patient population has grown at an approximate compound rate of 3.8% from 2000 to 2014, the latest period for which such data is available. According to United States Renal Data System, there were approximately 493,500 ESRD dialysis patients in the United States in 2015. From 2000 to 2015, the prevalence rate of ESRD per million in the U.S. population (adjusted for sex and race) increased approximately 26% for ages 22 to 44; approximately 37% for ages 45 to 64; approximately 40% for ages 65 to 74; and more than 61% for ages 75 and older. Those with ESRD require dialysis or kidney transplantation to sustain life. As of December 31, 2015, the dialysis population reached 493,542 patients, an increase of approximately 4% from the prior year and an increase of approximately 76% from 2000. Expenditures for patients with ESRD in the United States approximate $49 billion annually, according to the latest available USRDS data. We believe the prevalence rates and demographics favor continued growth of the dialysis services market.

Increasing Trend of Clinical Autonomy and Economic Alignment for Physicians
In the current healthcare regulatory environment, the physician is increasingly moving towards the center of care management initiatives. Across various specialties, physicians have been incentivized to share risk, drive cost containment and deliver superior clinical outcomes. We believe key drivers for physician success in this environment include clinical and operational autonomy combined with excellent administrative support and economic alignment with all stakeholders.
Our Competitive Strengths
Our competitive strengths are well-aligned with an evolving healthcare services market that demands high-quality patient care, physician-centered care management and continuous clinical and administrative improvement and efficiency.

Exclusive Focus on the JV Model Delivers Compelling Value Proposition for Patients, Physicians and Payors
We have grown our network of clinics in a disciplined manner while focusing on partnering with high-quality physicians and employing well-trained clinical staff members. None of our physician partners have voluntarily terminated their partnerships with us since our founding in 1999. We believe our results reflect the compelling value proposition of our JV model:
For Patients

•	High-quality patient care: Provided by well-qualified nephrologists adhering to best practices

•	Well-trained and professional staff: Focused on patient care and comfort

•	Consistent clinical outcomes: Meet or exceed Centers for Medicare and Medicaid Services (“CMS”) core measures

•	Attractive and comfortable facilities: Conveniently located within communities and equipped with state-of-the-art amenities

•	Flexible schedules: Treatment schedules that accommodate patients’ convenience

•	Continuity of care: Continuity of care and consistent experience supported by minimal voluntary turnover of nephrologists and clinicians

For Physicians

•	Clinical and operational autonomy: To focus on delivering high-quality patient care

•	Outstanding clinical support: From well-qualified and motivated clinical staff

•	Experienced managerial and operational support: For key functions such as clinical and technical services, billing, collections, payor contracting, regulatory and compliance

•	Proactive education to patients of physicians: On insurance coverage to help alleviate cost and scope of coverage concerns

•	Attractive work environment: Empowerment through partnership model to maximize patient care while optimizing clinic operating efficiency and driving practice growth
For Payors

•	Cost containment: Provide high-quality care in an outpatient setting

•	Quality care: Consistent high-quality clinical outcomes

•	Robust compliance: Adherence to stringent billing, reimbursement and compliance procedures
Effectiveness of our JV Model in Delivering High Performance
We meet or exceed the core measures established by CMS to promote high-quality services in outpatient dialysis facilities. As an example, we have demonstrated strong performance in the ESRD Quality Incentive Program (“QIP”), which changes the way CMS pays for the treatment of patients with ESRD by linking a portion of payment directly to facilities’ performance on CMS core measures. The ESRD QIP reduces future payments to dialysis facilities that do not meet or exceed certain performance standards. The maximum payment reduction CMS can apply to any facility is 2% of all payments for services performed by the facility in a given year. Since the inception of the QIP program in 2010, the impact of payment reductions on our revenues has not exceeded 0.1% of our revenues in any year. According to data recently released by CMS, only 10.5% of ARA’s dialysis facilities with a QIP score received payment reductions under the ESRD QIP for measurement year 2016 (payment year 2018) as compared to 14.2% for the industry overall. Based on our performance in measurement years 2016, 2015, 2014 and 2013, our clinics have consistently performed above national averages with our QIP Total Performance Score of 64 in measurement year 2016 compared to the national average of 62, our QIP Total Performance Score of 70 in measurement year 2015 compared to the national average of 68, our QIP Total Performance Score of 76 in measurement year 2014 compared to the national average of 75 and our QIP Total Performance Score of 85 in measurement year 2013 compared to the national average of 81. We believe our performance is driven by the advantages of our partnership model.
Premier Brand Recognition and Alignment of Interests Makes ARA a Preferred Partner for Nephrologists
We believe that the ARA brand has a strong reputation and widespread recognition in the industry. We believe that our premier brand has been and will continue to be a key factor in our success. This reputation has been built since our inception, backed by the performance and success of our nephrologists and clinical staff. Our brand is further associated with high‑quality care as evidenced by our clinical outcomes, patient satisfaction levels and physician satisfaction scores. According to the most recent Press Ganey survey, 98% of the 133 physicians who responded to the survey agreed or strongly agreed that our clinics provide high‑quality care and service (with the remaining 2% giving neutral responses). Our exclusive focus on the JV model combined with our premium brand recognition afford us high success rates in partnering with nephrologists interested in pursuing a JV model.
Our nephrologists appreciate the quality of our dialysis clinics, best practices management services and solid track record of clinical and regulatory compliance. To date, none of our physician partners has voluntarily left us to join a competitor or terminated a partnership. Further, by owning a portion of the clinics where their patients are treated, our physician partners have a vested stake in the quality, reputation and performance of the clinics.
We believe our JV model drives growth by enabling our physician partners to reinvest in their practices and develop their practices by adding new nephrologists, which provides us with the opportunity to expand existing clinics or add new clinics. According to the Press Ganey survey, 99% of the responding physicians agreed or strongly agreed that they have adequate input into clinic decisions that affect their practices and 99% agreed or strongly agreed that they had confidence in ARA leadership (with the remaining 1% giving neutral responses). Our physician partners’ satisfaction leads to positive references and new physician recommendations within the broader nephrology community, thereby enhancing our ability to partner with leading, established nephrologists. According to the Press Ganey survey, 99% of the responding physicians agreed or strongly agreed that they would recommend our clinics to other physicians and medical staff as a good place to practice medicine (with the remaining 1% giving neutral responses).

Proven De Novo Clinic Model Drives Predictable Market Leading Organic Growth
We have primarily grown through de novo clinic development. We have developed a streamlined approach to opening clinics that results in competitive return on invested capital for both our company and our physician partners. As of December 31, 2017, we had a portfolio of 177 clinics developed as de novo clinics. Since 2013, we have opened 15 or more de novo clinics each year.
Highly competitive de novo clinic economics.    A typical de novo clinic is 8,000 to 9,000 square feet, has 15 to 20 dialysis stations (performing approximately 10,000 to 11,000 annual treatments on average) and requires approximately $1.5 to $1.9 million of capital for equipment purchases, leasehold improvements and initial working capital. A portion of this required capital is typically equity capital funded by us and our nephrologist partners in proportion to our respective ownership interests, and the balance of such development cost is typically funded through third-party loans that we and our nephrologist partners guarantee on a basis proportionate to our respective ownership interests.
We have a long track record of achieving positive clinic‑level monthly EBITDA within, on average, six months after the first treatment at a clinic. The consistent historical growth of each year’s class of de novo clinics attests to the success of our de novo model. For example, eight de novo clinics opened in 2010 generated an average revenue of $2.3 million per clinic in their first year, which grew to $3.8 million per clinic in their second year and $4.4 million per clinic in their third year (a three-year CAGR of approximately 38%); 12 de novo clinics opened in 2011 generated an average revenue of $1.4 million per clinic in their first year, which grew to $2.8 million per clinic in their second year and $3.1 million per clinic in their third year (a three-year CAGR of approximately 47%); 16 de novo clinics opened in 2012 generated an average revenue of $1.7 million per clinic in their first year, which grew to $3.0 million per clinic in their second year and $3.4 million per clinic in their third year (a three-year CAGR of approximately 41%); 17 de novo clinics opened in 2013 generated an average revenue of $1.8 million per clinic in their first year, which grew to $2.9 million per clinic in their second year and $3.6 million per clinic in their third year (a three-year CAGR of approximately 41%); 15 de novo clinics opened in 2014 generated an average revenue of $1.8 million per clinic in their first year, which grew to $3.7 million per clinic in their second year and $4.7 million per clinic in their third year (a three-year CAGR of approximately 59%); 16 de novo clinics opened in 2015 generated an average revenue of $2.3 million per clinic in their first year which grew to $3.7 million in their second year; and 20 de novo clinics opened in 2016 generated an average revenue of $1.5 million per clinic in their first year.
Robust business development efforts to maintain momentum of signing de novo clinics.    Our successful track record helps us attract new nephrologists and maintain an active pipeline of de novo clinics to be opened in the near future. We frequently receive inquiries from nephrologists seeking to partner with us as a result of recommendations from our existing nephrologist partners or based on our brand recognition and reputation in the nephrologist community. Our senior management consistently meets with high‑quality lead nephrologists and engages them in discussions regarding the benefits of partnering with us. This affords us the opportunity to selectively partner with the most qualified and credentialed physicians. At any given time, we have an active roster of nephrologists, including existing physician partners, seeking to open clinics within the next twelve months.
We refer to clinics for which a medical director agreement, an operating agreement and a management services agreement have been signed as our “signed de novo clinics.” On average, our signed de novo clinics begin serving patients within 15 months of signing of the agreements. From that point, a clinic may take approximately two to three years to achieve the stabilized revenue initially projected for that clinic. As of December 31, 2016, we had 33 signed de novo clinics and 14 of such clinics were opened as of December 31, 2017. As of December 31, 2017, we had 25 signed de novo clinics, which are scheduled to be opened in 2018 and 2019.
Our track record of opening signed clinics within a predictable timeline and ability to maintain momentum of signing de novo clinics has helped us sustain our industry‑leading growth rates in terms of percentage growth in non‑acquired treatments.
Innovative and Experienced Management Team with a Proven Track Record
Our management team is among the most experienced in the dialysis services industry. Our executives, including our two founders, have on average 25 years of professional experience in the dialysis services industry while our two founding executives have on average 39 years of professional experience in the dialysis services industry. Our two founding executives and other senior management firmly believe in the advantages of the JV model and the importance of attracting, developing and retaining skilled staff at our clinics, and they endeavor to continue to build our company on these founding philosophies. Most of our executive and senior management have held multiple positions with one or more of our competitors and have contacts throughout the dialysis services industry with physicians, clinical staff, payors, vendors and other parties. Our executive leadership is supported by an experienced team of divisional vice presidents and regional vice presidents who maintain a hands-on approach and are focused on the success of each local clinic in their respective markets. This breadth and depth of experience gives our management team the knowledge and resources to more effectively manage relations with physician partners and other personnel, enhance operating results and promote growth.

Our Growth Strategy
We believe our focus on the JV model, our core values and the strength of our experienced management team have driven the growth in our patient population and physician relationships, and position us to execute on the following growth strategies.
Partner with High-Quality Nephrologists with Strong Local Market Reputation and Patient Relationships
We partner with nephrologists who are well‑qualified and have strong reputations and patient relationships in the local market. We have a well‑established protocol to evaluate the quality of a potential nephrologist partner. Our success to date, together with the opportunities provided by our JV model, make us an attractive partner for nephrologists, including those nephrologists whose contractual relationships as medical directors at our competitors’ clinics have expired. Further, our nephrologist partners also generate awareness and recognition of our company within the broader nephrology community and provide recommendations of potential new nephrologist partners. Consequently, we have the opportunity to be selective when choosing our future physician partners.
According to a report prepared for the American Society of Nephrology, there are over 10,000 full-time practicing nephrologists in the United States. We believe that many of these physicians treat their patients at clinics in which they have no ownership and may be interested in partnering with us in a JV model. As of December 31, 2017, we have partnered with 401 of these nephrologists, or approximately 4% of all full-time practicing nephrologists, giving us significant opportunity to grow as a premier JV model operator within the nephrologist community.
Grow Organically Through De Novo Clinics in New and Existing Markets and Expansion of Existing Clinics
We intend to leverage our JV model and our reputation in the nephrology community to continue to develop de novo clinics in new as well as existing markets in the United States. Our nephrologist relationships and strong reputation in the industry allow us to maintain an active pipeline of de novo clinics to be opened in the near future, which we expect to drive continued growth in our non‑acquired treatments and non‑acquired revenues. As of December 31, 2017, our portfolio included 177 clinics developed as de novo clinics.
De novo clinics with new physician partners. We believe our strong brand reputation and widespread recognition in the closely knit nephrologist community give us an opportunity to attract new nephrologists as our physician partners and staff. We believe that patients choose to have their dialysis services at one of our clinics due to their relationship with our physician partners and staff, consistent high-quality care, a comfortable patient care experience and convenience of location and available treatment times. Our de novo clinics showcase a core competence in building and operating de novo clinics that are supported by our best practice management services and grow predictably. The historical growth of these clinics provides evidence of the consistency and success of our de novo clinic model. Since 2013, we have opened 50 new clinics with new physician partners, representing approximately 60% of our de novo clinic openings.
Additional clinics with existing physician partners. Our JV model provides our physician partners with opportunities to grow their individual or group practices within their local markets. The growth of our partners’ practices contributes to the development of additional clinics with existing partners as new JVs in the same geographic area. New clinics sometimes begin as smaller clinics under the common supervision of an existing clinic in the same market. Over time, these new clinics may grow to the same size as the original clinic, or they may continue to operate fewer shifts or otherwise offer services to a smaller patient base. In either case, new clinics allow us to increase our market share by serving new patients who may find the new clinic location more convenient, or by freeing up capacity at the larger clinic where existing patients may have previously sought treatment. Since 2013, we have opened 33 new clinics with existing physician partners in their respective local markets, representing approximately 40% of our de novo clinic openings.
Expansion of capacity in existing clinics. Depending on demand and capacity utilization, we may have space within our existing clinics to accommodate a greater number of dialysis stations or operate additional shifts in order to increase patient volume without compromising our quality standards. Such expansions offer patients more flexibility in scheduling and leverage the fixed cost infrastructure of our existing clinics, which in turn provides high incremental returns on capital invested. We intend to continue to work with our physician partners to broaden our market share in existing markets by seeking opportunities to expand our treatment volume through expansion of existing clinics. From 2013 to 2017, we added 148 dialysis stations to our existing clinics, representing the equivalent of nearly nine de novo clinics or an average per year increase in capacity of 1.0%, which further enhance our non-acquired treatment growth rate profile.
Opportunistically Pursue Acquisitions
We currently operate 51 clinics that we acquired and integrated with our JV model. Because the acquisition cost for an existing dialysis clinic is typically higher than the cost to develop a de novo clinic, we have a disciplined approach to acquiring existing dialysis clinics. Our acquisition strategy is primarily driven by the quality of the nephrologist in the market. We pursue acquisitions in situations where we believe the nephrologist could be a potential partner and where there is an attractive opportunity to enter a new market or expand within an existing market.
Our disciplined acquisition strategy has yielded significant benefits. Since 2013, we have acquired 23 clinics, three of which were acquired in 2017. Under our JV model, we provide best practices management services such as incorporating the clinic into our revenue cycle management, helping physician partners expand their practices and improving the acquired clinic’s cost structure including for laboratory testing, medical supplies, medications and services. As a result, the profitability of these clinics is typically improved. Clinics that we have acquired before 2017 (for which we have data and have no prior relationship) have, on average, increased revenue in the twelve months following acquisition by approximately 35% over the prior twelve‑month period.
We intend to continue to opportunistically pursue acquisitions of clinics with reputations for quality and service. In making these acquisitions, we intend to integrate the ownership of the acquired clinic with our JV model. In addition, from time to time, we may evaluate the acquisition of existing dialysis clinic operators that have implemented a JV model similar to ours.
Deliver on Our Core Values with Best Practices Management Services
We intend to continue to focus on providing high‑quality patient care, clinical autonomy to physicians and extensive professional, operational and managerial support to our clinics through management services arrangements. Based on our experience in the dialysis services industry, we will continue to follow a disciplined approach to enhancing performance in key areas such as: revenue cycle management; patient registration; facilitation and verification of insurance; payor interaction and arrangements; and billing and collection. We believe this has positively impacted our revenue per treatment and allowed us to maintain low levels of days’ sales outstanding and bad debt expense. In addition, we believe our management services reduce the burden of back‑office management responsibilities associated with the daily operations of a dialysis clinic and enable our physician partners to focus on providing high‑quality patient care. As a result, we consistently deliver high‑quality clinical outcomes.
Our management team adheres to several core values that foster best practices which we believe set us apart from other companies in our industry. Since our inception, we have placed a strong emphasis on attracting, developing and retaining skilled staff at our clinics. We provide our clinical staff with necessary resources, equipment and administrative support to perform their duties effectively, and we closely monitor our staff’s satisfaction levels, responsibilities and workloads. We believe this emphasis promotes staff satisfaction and helps us attract and retain skilled clinical personnel. We believe our low employee turnover helps improve our operating efficiency and clinical outcomes.
As a result of our growth and the other competitive strengths outlined above, we are able to generate significant cash flows from the operation of our JV clinics. This cash flow enhances our financial flexibility and enables us to pursue our de novo clinic growth strategy. The cash flows generated by our JV clinics also enable us to make distributions to our physician partners so that they may reinvest in and continue to grow their practices.
Recent Developments
Certain Quarterly Trend Information
In 2018, we expect our non-acquired treatment growth to be weighted toward the second half of the fiscal year, due in part to the ramp-up of the clinics we opened in 2017, including the nine de novo clinics we opened in the quarter ended December 31, 2017. With respect to our commercial mix, we entered the current fiscal year with a percentage of treatments accounted for by commercial payors, including the U.S. Department of Veterans Affairs and providers of Affordable Care Act-compliant individual marketplace plans, that was slightly lower than the average for the fiscal year ended December 31, 2017, and this percentage has remained lower in 2018 to date. If we experience further declines in the percentage of treatments accounted for by commercial insurance plans or in reimbursements under those plans, our results of operations will be adversely affected.
Our costs in the quarter ending March 31, 2018 are expected to be affected by the start-up costs relating to the nine de novo clinics we opened in the quarter ended December 31, 2017 described above. In addition, effective January 1, 2018, CMS rules provide that injectable, intravenous and oral calcimimetics (which are pharmaceutical drugs that mimic the action of calcium on tissues and are administered in connection with dialysis) qualify for reimbursement from Medicare under the ESRD prospective payment system Transitional Drug Add-On Payment Adjustment (“TDAPA”). This change has increased both our revenue per treatment and our costs, but the effects are not expected to be uniform throughout 2018 and are difficult to predict given the recent rule change. See “Risk Factors—Risks Related to Our Business—The bundled payment system under the Medicare ESRD program may not reimburse us for all of our operating costs.”
Our net revenues, net income and Adjusted EBITDA-NCI are typically not evenly distributed over the quarters of our fiscal year. For example, our patients are generally responsible for a greater percentage of the cost of their treatments during the early months of the year due to co-insurance, co-payments and deductibles, which may lead to lower total net revenues and lower net revenues per treatment during the early months of the year. Our quarterly operating results may fluctuate depending on these and other factors, including the factors described above. We currently expect our Adjusted EBITDA-NCI to be higher in the third and fourth quarters of the current fiscal year than in the first and second quarters.
Our results of operations are dependent on a number of factors described in this prospectus supplement, the accompanying prospectus and the information incorporated by reference therein, including “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations” and our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference in this prospectus supplement, and “Risk Factors—Risks Related to Our Business” in this prospectus supplement.
Organizational Structure
The following diagram presents a simplified depiction of the organizational structure of our company.
(1) Nephrologist partners and other joint venture partners.
American Renal Holdings Intermediate Company, LLC (“Holdings Intermediate”) was formed in Delaware on March 18, 2010. American Renal Associates Holdings, Inc. (“Holdings”) owns 100% of the membership interests in Holdings Intermediate, which itself has no operations or assets other than its ownership of 100% of the shares of the capital stock of American Renal Holdings Inc. (“ARH”). Holdings Intermediate guarantees our indebtedness under our credit facilities. Holdings and Holdings Intermediate were incorporated and formed, respectively, on the same day in March 2010 in anticipation of the Acquisition (as defined below) and the desire for flexibility in structuring our debt financing in the future. For example, our organizational structure has enabled Holdings Intermediate to provide a secured guarantee of our credit facilities, pledging 100% of the capital stock of ARH.
ARH was incorporated in Delaware on July 19, 1999. All of our operations are conducted through ARH and its operating subsidiaries. The primary asset of ARH is its ownership of 100% of the membership interests in American Renal Associates LLC (“ARA OpCo”). ARH is the borrower under our credit facilities.
ARA OpCo was formed in Delaware on November 3, 2005. Its primary assets are its ownership interests in our operating clinic joint ventures. A portion of our third-party clinic-level debt is guaranteed by ARH or American Renal Associates LLC, as the case may be.
American Renal Management LLC, the direct wholly owned subsidiary of American Renal Associates, LLC, was formed in Delaware on January 26, 2000. American Renal Management LLC is the subsidiary through which we conduct our management services for our joint ventures, including revenue cycle management, compliance and other back-office operations.

Our Principal Stockholder
On May 7, 2010, we were acquired by certain affiliates of Centerbridge Capital Partners, L.P. (together with its affiliates, “Centerbridge”) and certain members of management in a series of transactions (the “Acquisition”). Centerbridge is a private investment firm with offices in New York and London and manages approximately $28 billion of capital as of December 31, 2017 on a discretionary basis. Centerbridge focuses on private equity and credit investments. Centerbridge is dedicated to partnering with world-class management teams across targeted industry sectors to help companies achieve their operating and financial objectives.
Following the completion of this offering, investment funds affiliated with Centerbridge will own approximately 40.4% of our common stock (or approximately 38.7% of our outstanding common stock if the underwriters exercise in full their option to purchase additional shares). Because Centerbridge will cease to beneficially own a majority of our outstanding common stock, we will no longer be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Consequently, under the NYSE corporate governance rules, we will be required to comply with certain corporate governance requirements. See “Risk Factors—Risks Related to this Offering and the Ownership of Our Common Stock—We will no longer be a “controlled company” within the meaning of the NYSE rules and the rules of the SEC following this offering. However, during the transition periods, we may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.” However, Centerbridge will continue to have significant influence over us and decisions made by stockholders, and Centerbridge may have interests that differ from yours. See “Risk Factors—Risks Related to this Offering and the Ownership of Our Common Stock—Following this offering, Centerbridge will continue to have significant influence over us, and its interests may conflict with ours or yours in the future.”
Our Corporate Information
American Renal Associates Holdings, Inc. was incorporated in Delaware on March 18, 2010. Our principal executive offices are located at 500 Cummings Center, Suite 6550, Beverly, Massachusetts 01915 and our telephone number is (978) 922-3080. Our corporate website address is www.americanrenal.com. Information contained on our website is not a part of this prospectus supplement, and the inclusion of our website address in this prospectus supplement is an inactive textual reference only.

The Offering

Common stock offered	5,000,000 shares (5,750,000 shares if the underwriters exercise their option to purchase additional shares in full)
Common stock to be outstanding after this offering	32,478,832 shares
Option to purchase additional shares of common stock
The underwriters have the option to purchase up to an additional 750,000 shares of common stock from the selling stockholders. The underwriters may exercise this option at any time within 30 days from the date of this prospectus supplement.

Use of proceeds
The selling stockholders will receive all of the net proceeds from this offering. We will not receive any proceeds from the sale of shares of our common stock. See “Use of Proceeds” for additional information.

Dividend policy
We have no current plans to pay dividends on our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we expect to pay dividends, if any, only from funds we receive from our subsidiaries.

Risk factors	See “Risk Factors” and other information included in this prospectus supplement for a discussion of important factors you should carefully consider before deciding to invest in the shares.
NYSE symbol	“ARA”
The number of shares of our common stock to be outstanding after this offering is based on 32,478,832 shares of our common stock outstanding as of March 23, 2018 and excludes:

•
5,309,850 shares of common stock issuable upon exercise of stock options outstanding as of March 23, 2018, with exercise prices ranging from $0.69 to $27.53 per share and a weighted average exercise price of $12.10 per share; and

•	an aggregate of 2,583,610 shares of common stock reserved for future issuance under our equity incentive plans.
Except as otherwise noted, all information in this prospectus supplement assumes the underwriters do not exercise their option to purchase up to 750,000 additional shares of common stock from the selling stockholders.

RISK FACTORS
An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in our common stock. In addition, you should read and consider the risk factors associated with our business included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2017. See “Where You Can Find More Information” for information about how to obtain a copy of this and other documents. If any of those risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment.
Risks Related to Our Business
We depend on commercial payors for reimbursement at rates that allow us to operate at a profit.
Commercial payors pay us at rates that are generally significantly higher than Medicare rates and the rates paid by other government-based payors such as state Medicaid programs. For the year ended December 31, 2017, we derived on average approximately 36.7% of patient service operating revenues from commercial payors (and 41.0% for the three years ended December 31, 2017), including non-contracted providers, even though commercial payors were the source of reimbursement for 13.0% of the treatments performed during the year ended December 31, 2017. This represents a decrease compared to 2016 in the proportion of commercial payors relative to government payors as a source of reimbursement. For the year ended December 31, 2017, we derived approximately 1.5% of patient service operating revenues from ACA-compliant individual marketplace plans (“ACA plans”), both on-exchange and off-exchange, and these ACA plans were the source of reimbursement for approximately 1.2% of the treatments performed during the year ended December 31, 2017. Medicare rates are generally insufficient to cover our total operating expenses allocable to providing dialysis treatments for Medicare patients. As a result, our ability to generate operating earnings is substantially dependent on revenues derived from commercial payors, some of which pay negotiated payment rates and others of which pay based on our usual and customary fee schedule. To the extent the proportion of commercial payors continues to decrease relative to government payors as a source of reimbursement for treatments, it could have a material adverse effect on our revenues, operating results and cash flows.
If the number of patients with commercial insurance declines, our operating results and cash flows would be adversely affected.
Our revenues are sensitive to the number of patients with commercial insurance coverage, including those with employer group health plans, as well as the number of patients who have chosen ACA plans and other non-employer-based plans. A patient’s insurance coverage may change for a number of reasons, including as a result of changes in the patient’s or a family member’s employment status. Other factors that may cause an increase in the number of patients who have government-based programs as their primary payors include changes to terms or the availability of coverage from commercial payors, changes to the healthcare regulatory system, sustained or increased job losses and improved longevity and lower standard mortality rates for ESRD patients, resulting in a lower percentage of patients covered under commercial insurance plans. To the extent there are adverse changes in the unemployment rate in the United States, including a prolonged period of unfavorable employment conditions, we could experience a decrease in the number of patients under employer group health plans. We could also experience a further decrease if changes to the healthcare regulatory system, including as a result of healthcare reform laws, result in fewer patients covered under commercial insurance plans. In addition, our continued negotiations with existing and new commercial payors could result in a decrease in the number of patients under commercial insurance plans to the extent that we cannot reach agreement with these payors on rates and other terms.
During the year ended December 31, 2017, we experienced an adverse change in the commercial treatment mix as compared to the year ended December 31, 2016, due primarily to a decline in ACA plans. In addition, for the year ended December 31, 2017, the percentage of treatments accounted for by commercial payors and others, including the U.S. Department of Veterans Affairs (the “VA”), but not including ACA plans, averaged 11.8%, compared to 12.9% for the prior year, and we expect it to remain lower. If there is a significant additional reduction in the number of ESRD patients insured through commercial insurance plans, whether ACA plans or non-ACA commercial insurance plans, relative to patients insured through government-based programs, it would have a material adverse effect on our revenues, earnings and cash flows.
Patients with commercial insurance coverage commonly rely on financial assistance from charitable organizations, such as the American Kidney Fund (“AKF”). Certain commercial payors have challenged the availability and legitimacy of charitable support as a premium funding source for patients, including through litigation and other strategies. Regulators such as CMS have considered (and, in some instances, questioned) the use of charitable premium assistance for ESRD patients purchasing ACA plans. See “—If the rates paid by commercial payors decline, our operating results and cash flows would be adversely affected,” “—Our ongoing dispute with United could adversely affect our reimbursement rates, operating results and cash flows” and “—Increased scrutiny in our industry and potential regulatory changes could adversely affect our operating results and financial condition” below and “Item 3. Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2017 incorporated by reference in this prospectus supplement. If any of these challenges to kidney patients’ use of premium support are successful or restrictions are imposed on the use of financial assistance from such charitable organizations such that patients are unable to obtain or continue to receive, or receive only for a limited duration, such financial assistance, our revenues, earnings and cash flow could be substantially reduced.
In addition, AKF has in the past, and may in the future, suspend premium assistance payments from time to time and may experience decreases from time to time in the donations it receives. Any funding shortfall at a charity such as AKF or any other inability of such charity to make premium support payments could adversely affect patients’ ability to afford commercial insurance coverage, which could materially adversely affect our operating results and cash flows.
If the rates paid by commercial payors decline, our operating results and cash flows would be adversely affected.
The dialysis services industry is subject to rate pressure from commercial payors, including employer group health plans, as well as ACA plans, as a result of general conditions in the market, recent and future consolidations among commercial payors and other factors. We are continuously in the process of negotiating agreements with our commercial payors. Commercial payors generally seek to limit their costs, which can manifest itself in actions such as downward pressure on contracted commercial payor rates (whether under ACA plans or otherwise), efforts to design and implement plans that limit access to coverage, and the duration and/or the breadth of benefits, or even litigation such as that described in the following risk factor, measures that may result in decreased payments and/or disruption to our business. In the event that our negotiations result in overall commercial rate reductions in excess of overall commercial rate increases and such changes are not offset by increases in the number of covered patients receiving our services, the net impact would have a material adverse effect on our revenues, results of operations and cash flows. In addition, consolidations in the healthcare sector, including mergers of healthcare insurers and acquisitions of healthcare providers by insurers, may significantly increase the negotiating leverage of commercial payors. Our negotiations with payors are influenced by competitive and other pressures exerted by such payors, which may result in decreases to some of our contracted rates or a termination of certain of our relationships with commercial payors.
In addition to downward pressure on contracted commercial payor rates, commercial payors have in some instances decreased, and may continue to decrease, payment rates for non-contracted providers. Commercial payors have been attempting to impose restrictions and limitations on patient access to ACA plans and non-contracted or out-of-network providers. Some of our clinics are currently designated as out-of-network providers by some of our current commercial payors. Commercial payors have restructured, and may continue to restructure, their benefits to create impediments for patients in selecting particular providers, including disincentives for patients to select or remain with out-of-network providers.
If commercial payors increase the restrictions and limitations they impose, our revenues derived from commercial payors could decline. Rates for some commercial exchange products and out-of-network providers are generally higher than rates for government products and in-network providers, respectively. In addition, a number of commercial payors have incorporated policies into their provider manuals limiting or refusing to accept charitable premium assistance from charitable organizations, such as the AKF, which may impact the number of patients who are able to afford commercial insurance coverage, including Medicare supplemental insurance policy coverage. Reductions in contracted commercial payor rates or rates received with respect to non-contracted providers, or any measures applied by commercial payors of the type described above or in the following risk factor, may make certain dialysis centers economically unviable and could result in a significant decrease in our overall revenues derived from commercial payors and a material adverse effect on our operating results and cash flows.
Our ongoing dispute with United could adversely affect our reimbursement rates, operating results and cash flows.
As previously disclosed, we and our wholly owned operating subsidiary American Renal Associates LLC are defendants in litigation initiated in 2016 by affiliates of UnitedHealth Group Incorporated (“United”) that relates to 30 patients who have received, and some of whom continue to receive, dialysis at 12 clinics in Florida and Ohio and who obtained coverage under one of United’s ACA plans. The plaintiffs assert various state law claims and allege violations of certain state laws that prohibit false insurance claims, healthcare kickbacks, patient brokering and violations of the applicable commercial plan agreements in connection with, among other things, premium payment assistance by the AKF. We are vigorously defending ourselves in this matter, and we expect to remain in active litigation during 2018. See “Item 3. Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2017 incorporated by reference in this prospectus supplement.
As described in the preceding risk factor, we continue to experience rate pressure from commercial payors, and in particular from United, including reductions in reimbursement rates with respect to some patients and efforts to limit certain patients’ access to our clinics. In addition to initiating the litigation described above, United has indicated that its disagreement with us goes beyond those patients with ACA plans to other patients with commercial insurance from United. Although it has not initiated any claims against us with respect to those other patients to date, any such claims could involve material amounts. We do not have a contract with United, and for most patients covered by United, our clinics are out-of-network providers. As previously disclosed, United has sought to limit access to our clinics for all patients receiving charitable premium assistance and to renegotiate commercial reimbursement rates generally. We are aware that United has also exerted pressure on certain of our physician partners with respect to their referrals to our clinics of patients who have out-of-network benefits. Our treatment volume from patients covered by United decreased in 2017 compared to 2016, and this trend could continue in the future, whether as a result of these actions or otherwise. In addition, if a large commercial payor, such as United, for which we are an out-of-network provider were to reduce reimbursement rates for a significant portion of our patients covered by them, our profitability would be materially adversely affected. See “—If the rates paid by commercial payors decline, our operating results and cash flows would be adversely affected.”
Our overall dispute with United is a source of continuing uncertainty in our business. An unfavorable decision or resolution of the United litigation could adversely affect our results of operations and cash flows as well as our relationships with other commercial payors. In addition, we may have limited ability to address actions of the type taken by United or may be unable to do so except in a manner that materially adversely affects our results of operations. In particular, we may determine that it is appropriate, as part of a broader resolution of our dispute with United or otherwise, to enter into a long-term contract with United or with other commercial payors for which we are an out-of-network provider even if the reimbursement rates under that contract are less favorable to us (and possibly materially so) than the rates we currently receive and even if they materially adversely affect our profitability in this and future years. Any of these circumstances could have a material adverse effect on our business, revenues, results of operations and cash flows.
If we do not continuously obtain new patients covered by commercial insurance, our operating results and financial condition would be adversely affected.
Our revenues are sensitive to the number of new dialysis patients covered by commercial insurance. Medicare beneficiaries with ESRD generally become eligible for coverage on the first day of the third month after the month in which a course of regular dialysis begins, but this three-month waiting period may be partially or completely waived if the patient participates in a self‑dialysis training program or has a kidney transplant. For a dialysis patient with commercial insurance coverage, the commercial insurance plan generally is the primary payor for a 30‑month coordination period beginning on the first month that the individual would be entitled to Medicare on the basis of ESRD, regardless of whether the patient actually enrolls in Medicare. After the 30‑month coordination period, Medicare becomes the primary payor as long as the individual retains eligibility based on ESRD and the part B premiums are timely paid. Medicare coverage ends if the patient has not received dialysis for 12 months, if 36 months have passed since the beneficiary had a successful kidney transplant or if the patient disenrolls from Medicare part B.
When Medicare becomes the primary payor, the payment rate we receive for that patient shifts from the commercial insurance rate to the Medicare payment rate, which is generally significantly lower than the commercial rate. For each covered treatment, Medicare pays 80% of the amount set by the Medicare program and the patient is responsible for the remaining 20%. In many cases, a secondary payor, such as Medicare supplemental insurance (offered by commercial payors), another commercial insurance plan or Medicaid, covers all or part of these balances. If dialysis patients who have Medicare as their primary payor do not have secondary insurance coverage, we must attempt to collect payment from the patient using reasonable collection efforts consistent with federal and state law, unless we are permitted by law to waive this 20% copayment.  In those cases where we seek the copayment, we may not be successful in collecting it. If there is a significant reduction in the number of new dialysis patients covered by commercial insurance, we would not receive the benefit of the 30‑month coordination period of higher reimbursement rates from commercial payors, which would materially adversely affect our operating results and cash flows.
The bundled payment system under the Medicare ESRD program may not reimburse us for all of our operating costs.
For the year ended December 31, 2017, we derived 63.3%, of our revenues from reimbursement from government‑based and other programs, including 44.9% from the Medicare ESRD program and 14.1% from Medicare-assigned insurance through the Medicare Advantage program. The reimbursement that we receive from Medicare under the ESRD prospective payment rate system (the “ESRD PPS”), generally described below, may be insufficient to cover our treatment costs.
For patients with Medicare coverage, all reimbursement of dialysis services is made using a bundled payment system. The bundled payment under the ESRD PPS covers both the dialysis treatment itself and the majority of the renal‑related items and services provided to a patient during the dialysis treatment, including laboratory services, pharmaceuticals, such as erythropoietin stimulating agents (“ESAs”), and medication administration, irrespective of the level of pharmaceuticals administered or additional services performed, with the exception of drugs that are reimbursed under the ESRD PPS Transitional Drug Add-On Payment Adjustment (“TDAPA”). TDAPA was established by CMS to facilitate beneficiary access to certain qualifying products by allowing payment for these drugs and biologicals during a transitional time period while the necessary utilization data is collected.
The ESRD PPS is built around a “base rate,” which changes annually based on changes in the costs of a “market basket” of certain goods and services included in dialysis, minus a productivity adjustment. The base rate is then modified for certain patient characteristics, a geographic usage index and certain other factors to arrive at the actual payment rate. See “Item 1. Business—Reimbursement—Medicare Reimbursement” in our Annual Report on Form 10-K for the year ended December 31, 2017 incorporated by reference in this prospectus supplement.

CMS issues annual updates to the ESRD PPS, which may affect the base rate as well as the various adjusters. The ESRD PPS Final Rule for 2018 was released on October 27, 2017 (the “2018 Final Rule”) and set the rates for calendar year 2018. The 2018 Final Rule will result in an overall increase of payments to U.S. dialysis facilities of 0.5%, with freestanding dialysis facilities receiving an update of 0.5% and hospital-based dialysis facilities receiving an update of 0.7%. The finalized 2018 ESRD base rate of $232.37 is an increase of $0.82 from the 2017 base rate of $231.55. The 2018 Final Rule also updates the reimbursement rate to ESRD facilities for dialysis services furnished to individuals with acute kidney injury. Certain adjustment factors applicable to the base rate could have the effect of increasing or decreasing the actual payment rate for some of our clinics at levels that are different than the overall national average update listed in the 2018 Final Rule’s impact analysis tables. Future adjustments to the ESRD PPS implemented by CMS could have a negative impact upon our Medicare program revenues.
Our operating costs may outpace these and any future rate increases we receive under the ESRD PPS, and we may not be able to adjust our operations adequately to manage such costs. If drug or medical supply prices, for instance, increase beyond that contemplated when the bundled rate was set by CMS, the difference between the bundled rate and the drug or supply‑related costs could have a significant adverse effect on a facility’s profitability. Further, the bundled payment system requires dialysis facilities to provide new services within the payment bundle, unless designated under TDAPA, which may increase our operating costs. We may not recoup these costs, even with rate adjustments. Finally, the case‑mix adjustment component of the ESRD PPS renders it difficult for us to predict the Medicare related revenues that we will receive, due to the number and variety of patient‑level adjustment factors. We may not be able to make necessary adjustments in our operations to accommodate reductions in revenue that may result from case‑mix variations.
Increased scrutiny in our industry and potential regulatory changes could adversely affect our operating results and financial condition.
Our dialysis operations are subject to extensive federal, state and local government regulations, all of which are subject to change. On August 18, 2016, CMS issued a request for information for public comment on concerns that some healthcare providers and provider-affiliated organizations may be steering patients eligible for, or receiving, Medicare and/or Medicaid benefits into ACA plans, including health insurance marketplace plans. The request also sought public comment about certain charities that provide assistance to patients seeking to enroll in private insurance coverage. CMS also sent letters to all Medicare-enrolled dialysis facilities and centers, including the Company’s facilities, informing them of this request for information. The Company provided a response to the CMS request for information, which response is publicly available on the U.S. government’s Regulations.gov website.
In December 2016, HHS issued an interim final rule (“IFR”) that would have required dialysis facilities to make certain disclosures to insurers and patients in connection with ACA plans and would have effectively enabled insurers to reject charitable premium assistance payments. In January 2017, a federal district court issued a preliminary injunction, enjoining HHS from implementing the IFR, and in June 2017, at the request of the government, the court stayed the proceedings while HHS undertakes further rulemaking in order to replace the IFR with a new rule to be issued through a rule-making process. No such final rule is required to be issued, but if such a rule were issued and survived any potential court challenges, it could have a material adverse impact on the Company.
On January 3, 2017, the Company received a subpoena from the United States Attorney’s Office, District of Massachusetts, requesting information relating to the Company’s payments to and other interactions with the AKF and any efforts to educate patients qualified or enrolled in Medicare or Medicaid about enrollment in ACA plans, among other related matters under applicable healthcare laws, for the period from January 1, 2013 through the present. As it has done with the other regulators who have expressed interest in such matters, the Company has cooperated fully with the government and will continue to do so. If the United States Attorney’s Office, District of Massachusetts, were to find violations of any federal criminal or civil laws, our business, financial condition and results of operations could be materially adversely affected. Based on publicly available information, we believe that other dialysis companies also received subpoenas from the United States Attorney’s Office, District of Massachusetts, which may be related to similar matters.
In recent years, some states have considered legislation, ballot initiatives or referendums, or policy changes that could, if implemented, impose additional requirements on our operations, including increases in the required staffing levels or staffing ratios for clinical personnel, minimum transition times between treatments and limits on how much patients may be charged for care. For example, a ballot initiative filed in California for the November 2018 election would limit the amount dialysis clinics could charge to 115% of the average treatment cost in California. Changes such as these mandated by future legislation, ballot initiatives or referendums, or policy changes could materially reduce our revenues and increase our operating expense and impact our ability to staff our clinics to the new, elevated staffing levels. Any of these events or circumstances could materially reduce our revenues and increase our operating and other costs, require us to close dialysis centers or reduce shifts, and could have a material adverse effect on our employee relations, treatment growth, productivity, business, results of operations and financial condition.
Furthermore, the Company has received letters from certain insurance companies indicating that they will not insure patients who receive premium payment assistance from third-party charitable organizations. In addition to charitable premium support for patients enrolled in ACA plans, the AKF provides charitable premium support to patients with other insurance coverage, including Medicare supplemental insurance and commercial insurance. If patients are unable to obtain or to continue to receive AKF charitable premium support due to insurance company challenges to covering patients receiving charitable premium support, including those described above under “—If the rates paid by commercial payors decline, our operating results and cash flows would be adversely affected”; legislative changes; rules or interpretations issued by HHS limiting such support; or other reasons, the financial impact on our company could be substantially greater than the financial impact we experienced in 2017 associated with the more restrictive environment for patients previously enrolled in ACA plans who relied on charitable premium assistance and could materially and adversely affect our results of operations.
The increased scrutiny from regulators and insurers could further adversely affect the enrollment of patients at our clinics in ACA plans and other individual commercial plans, cause additional reductions in our average reimbursement rates or result in additional limitations on our operations. In addition, the Company is unable to predict the contours of any new regulation that CMS has promised to issue following the entry of the preliminary injunction against the government. Such new regulation could adversely affect the Company by, among other things, restricting premium and cost-sharing assistance for patients from charitable organizations such as the AKF, or adopting other changes in the regulatory framework applicable to our dialysis operations. The government could seek to take other adverse action against the Company and other dialysis providers, including seeking to impose civil money penalties.
Our growth strategy depends in part on our ability to develop de novo clinics. Our attempt to expand through development of de novo clinics entails risks to our growth, as well as to our operating results and financial condition.
We have experienced rapid clinic growth since our inception. We have grown primarily through the development of de novo dialysis clinics as JVs with new and existing partner nephrologists or nephrologist groups. Growth through development places significant demands on our financial and management resources. Inability on our part to address these demands could adversely affect our growth, as well as our operating results and financial condition.
We generally expand by seeking appropriate locations for a dialysis clinic, taking into consideration the availability of a nephrologist to be our medical director and nephrologist partner, payor types and a skilled work force including qualified nursing and technical personnel. The inability to identify suitable locations, suitable nephrologist partners and workforce personnel for our dialysis clinics could adversely affect our growth as well as our operating results and financial condition.
The development of a de novo dialysis clinic can be expensive and may include costs related to construction, equipment and initial working capital. De novo dialysis clinics are subject to various risks, including risks associated with the availability and terms of financing for development, securing appropriate licenses and permits, achieving brand awareness in new markets, managing increases in costs, competing for appropriate sites in new markets and maintaining adequate information systems and other operational system capabilities. Our ability to develop additional clinics may be limited by state certificate of need programs and other regulatory restrictions on expansion. States without certificate of need programs may begin restricting the development of new clinics and states with existing programs may institute more restrictive measures.
Our de novo clinics may not become cash flow positive or profitable on a timely basis or at all. Although we may achieve positive clinic-level monthly EBITDA within six months after the first treatment at a clinic, approximately 24% of our de novo clinics have exceeded six months from first treatment to positive clinic‑level monthly EBITDA, with these clinics averaging approximately 12 months to positive clinic-level monthly EBITDA. Delays in the opening of de novo clinics, delays or costs resulting from a decrease in commercial development due to capital constraints, difficulties resulting from commercial, residential and infrastructure development (or lack thereof) near our de novo clinics, difficulties in staffing and operating new locations or lack of acceptance in new market areas may negatively impact our de novo clinic growth and the costs or the profitability associated with de novo clinics. Further, additional federal or state legislative or regulatory restrictions or licensure requirements could negatively impact our ability to operate both existing and de novo clinics.
The inability to develop de novo clinics with new or existing partner nephrologists or nephrologist groups on reasonable terms or in a cost-effective manner would adversely affect our growth as well as our operating results and financial condition. We may not be able to continue to successfully expand our business through establishing de novo clinics, and any new de novo clinics may not achieve profitability that is consistent with our past results or otherwise perform as planned. Failure to successfully implement any of our growth strategies, including developing de novo clinics, would likely have a material adverse impact on our operating results and financial condition.
Our growth strategy depends in part on our ability to attract new physician partners on terms favorable to us. If we are unable to do so, our future growth could be limited.
We believe that an important component of our financial performance and growth is our partnership with physicians that purchase ownership interests in our joint venture clinics. Our ability to partner with physicians may be inhibited in markets where a large portion of nephrologists are subject to covenants not to compete with our competitors. Based on competitive factors and market conditions, physicians may seek to negotiate relatively higher levels of equity ownership in our clinics, consequently limiting or reducing our share of the profits from these clinics. In addition, physician ownership in our clinics is subject to significant regulatory restrictions. See “—Our arrangements and relationships with our physician partners and medical directors do not satisfy all of the elements of safe harbors to the federal anti-kickback statute and certain state anti-kickback laws and, as a result, may subject us to government scrutiny or civil or criminal monetary penalties or require us to restructure such arrangements.”
De novo clinics, once opened, may not be profitable initially or at all, and the comparable de novo revenue that we have experienced in the past may not be indicative of future results.
Our results have been, and in the future may continue to be, significantly impacted by a number of factors, including factors outside of our control related to the opening of de novo clinics, such as the timing of de novo clinic openings, associated de novo clinic preopening costs and operating inefficiencies. We typically incur the most significant portion of operating losses associated with a given de novo clinic within a relatively short amount of time preceding and following the opening of the de novo clinic. A de novo clinic builds its patient volumes over time and, as a result, generally has lower revenue than our existing clinics. Newly established dialysis clinics, although contributing to increased revenues, have adversely affected our results of operations in the short term due to a smaller patient base to absorb operating expenses. Any de novo clinics we open may not be profitable or achieve operating results similar to those of our existing de novo clinics. If our de novo clinics do not perform similar to de novo clinics we have opened in the past, then our business and future prospects could be harmed. In addition, if we are unable to achieve expected comparable de novo clinic revenues, our business, results of operations and financial condition could be adversely affected.
Our growth strategy depends in part on our ability to acquire existing dialysis clinics. If we are unable to successfully complete such acquisitions, our future growth could be limited.
Our business strategy includes the selective acquisition of existing dialysis clinics. In general, acquiring an existing dialysis clinic is more costly than developing a de novo dialysis clinic, but has historically been a faster means for achieving profitability and entering a new market. If we are unable to successfully execute on this strategy in the future, our future growth could be limited. We may be unable to identify suitable acquisition opportunities or to complete acquisitions in a timely manner and on favorable terms. We may need to obtain additional capital or financing, from time to time, to fund these acquisitions. Sufficient capital or financing may not be available to us on satisfactory terms, if at all. In addition, our ability to acquire additional clinics may be limited by state certificate of need programs and other regulatory restrictions on expansion. Even if we are able to acquire additional clinics, there is no guarantee that we will be able to operate them successfully as stand‑alone businesses, or that any such acquired clinic will operate profitably or will not otherwise adversely impact our results of operations. Further, we cannot be certain that key talented individuals at the acquired clinic will continue to work for us after the acquisition or that they will be able to continue to successfully manage any acquired clinic. We also face significant competition from local, regional and national dialysis operators and other owners of clinics in pursuing attractive acquisition candidates. See “—Our competitors have increasingly adopted a JV model and compete with us for establishing de novo clinics, acquiring existing dialysis clinics and engaging medical directors, which could materially adversely impact our growth prospects.” The inability to acquire existing clinics on reasonable terms or in a cost-effective manner could adversely affect our growth as well as our operating results and financial condition.
Acquisitions may subject us to unknown liabilities, and we may not be indemnified for all of these liabilities.
Businesses we acquire may have unknown or contingent liabilities or liabilities that are in excess of the amounts that we originally estimated. Although we generally seek indemnification from the sellers of businesses we acquire for matters that are not properly disclosed to us, we may not be successful in obtaining indemnification. In addition, even in cases where we are able to obtain indemnification, we may be subject to liabilities greater than the contractual limits of our indemnification or the financial resources of the indemnifying party. In the event that we are responsible for liabilities substantially in excess of any amounts recovered through rights to indemnification, we could suffer severe consequences that could adversely impact our operating results and financial condition.
Damage to our reputation or our brand in existing or new markets could negatively impact our business, financial condition and results of operations.
We believe we have built our reputation on the high quality of our dialysis clinic services, physicians and operating personnel, as well as on our culture and the experience of our patients in our clinics, and we must protect and grow the value of our brand to continue to be successful in the future. Our brand may be diminished if we do not continue to make the day-to-day investments required for clinic operations, equipment upgrades and staff training. Any incident, real or perceived, regardless of merit or outcome, that erodes our brand, such as, but not limited to, adverse patient outcomes due to medical malpractice or allegations of medical malpractice, failure to comply with federal, state or local regulations including allegations or perceptions of non-compliance or failure to comply with ethical and operating standards, could significantly reduce the value of our brand, expose us to adverse publicity and damage our overall business and reputation. Further, our brand value could suffer and our business could be adversely affected if patients perceive a reduction in the quality of service or staff, or an adverse change in our culture or otherwise believe we have failed to deliver a consistently positive patient experience.
Infringement of our trademarks and other proprietary rights or a finding that our services infringe the proprietary rights of others could impair our competitive position, require us to change our business practices or subject us to significant costs and monetary penalties.
Our ability to successfully grow our business depends in part on our ability to maintain brand recognition using our trademarks and logos. If our efforts to protect our trademarks are unsuccessful, and third parties are able to use the same or similar brand names in competitive business lines, the value of our business may be harmed. If we are found to infringe a third party’s intellectual property rights, we could be liable for damages or be subject to an injunction that forces us to rebrand our services or replace certain technology or other intellectual property. If we are unable to protect our trademarks and other proprietary rights, or if we are found to infringe the proprietary rights of others, such events could have a material effect on our business, financial condition or results of operations.
Federal laws negatively impacting Medicare reimbursement to our dialysis facilities may have an adverse effect on our revenues.
Subsequent to the establishment of the ESRD PPS, Congress enacted legislation that has resulted in reductions to Medicare program reimbursement rates for dialysis services. Under the American Taxpayer Relief Act of 2012 (“ATRA”) and the Protecting Access to Medicare Act of 2014 (“PAMA”), the market basket inflation adjustment to the ESRD PPS bundled rate was reduced by 1.25% for the 2016 and 2017 payment years and will be reduced by 1% for the 2018 payment year. According to the Congressional Budget Office, these adjustments will result in a reduction in payments to dialysis providers of $1.8 billion over ten years, and, thus, could have a material adverse effect on the financial performance of our dialysis facilities. The ATRA and PAMA legislation may also affect the bundle of items and services for which we are reimbursed. For example, the inclusion of oral-only ESRD-related drugs in the bundled payment was delayed by ATRA until 2016, was further delayed by PAMA until at least 2024 and was finally delayed by the Stephen Beck, Jr. Achieving a Better Life Experience Act of 2014 until January 1, 2025. CMS also adopted a Final Rule implementing this delay until January 1, 2025. The Final Rule also established TDAPA, a drug designation process for determining when a product is no longer an oral-only drug and for determining when new injectables and intravenous products will be included in the ESRD bundled payment, which could adversely affect our results of operations, cash flows and revenues as a result of being required to provide these drugs after the TDAPA period without adequate reimbursement.
Federal budget sequestration cuts, including a 2% reduction to Medicare payments, became effective in April 2013 and have been extended through 2027. These cuts have affected and will continue to affect our revenues, earnings and cash flows. President Trump’s 2019 budget proposal outlines additional spending cuts and tax reform initiatives, some of which would result in changes (including reductions in funding) to Medicare and Medicaid. These measures or any similar measures proposed by President Trump or Congress, if adopted, could affect our revenues, earnings and cash flows. Future federal legislation relating to the federal government’s borrowing authority or deficit reduction may also have a negative impact on our financial performance.
The Trade Preferences Extension Act of 2015 (the “TPE Act”) was enacted on June 29, 2015 and allows outpatient dialysis facilities to receive Medicare reimbursement for renal dialysis services furnished to individuals with acute kidney injury (“AKI”) on or after January 1, 2017. The TPE Act allows our facilities to receive Medicare reimbursement for services furnished to individuals with acute kidney injuries, resulting in a potential new stream of revenue. However, there is no guarantee that the Medicare reimbursement rate for dialysis treatments for AKI will allow us to satisfy our related operating expenses or that we will otherwise generate revenue from the provision of AKI services in our facilities.
The ESRD Quality Incentive Program may adversely affect our business, results of operations, cash flows and revenues.
The ESRD Quality Incentive Program (“ESRD QIP”), which is administered by CMS, is designed to promote the provision of high-quality dialysis services in outpatient dialysis facilities. Under the ESRD QIP, a portion of the bundled per treatment payment that a dialysis facility receives from Medicare is tied to the facility’s performance in a previous year on certain quality of care measures. These measures include anemia management, dialysis adequacy, and other measures that CMS may specify from time to time, including measurements relating to iron management, bone mineral metabolism, vascular access and patient satisfaction. If a dialysis facility does not meet or exceed certain performance standards related to these measures during a performance year, the facility will be subject to a reduction in payments of up to 2% for all services performed during a subsequent payment year. CMS modifies the ESRD QIP each year, such that the quality measures selected, the performance scoring system and other factors that impact a dialysis facility’s ESRD QIP performance will likely differ from year to year. As of December 31, 2017, CMS has established the ESRD QIP performance measures for payment years through 2021, but these measures may be subject to further change by CMS. See “Item 1. Business—Reimbursement—Medicare Reimbursement” in our Annual Report on Form 10-K for the year ended December 31, 2017 incorporated by reference in this prospectus supplement for a discussion of the currently established performance measures. Any changes to the ESRD QIP measures could have an adverse impact on our ability to avoid or minimize payment reductions under the ESRD QIP. Under the ESRD QIP, our dialysis facilities may be subject to downward Medicare program payment adjustments that could adversely affect our results of operations, cash flows and revenues.
The federal government publishes performance and quality data on dialysis facilities and recently added a star rating system. If our facilities receive low ratings or if the ratings and data published by CMS are inaccurate, our revenues could be materially and adversely affected by a loss of patients or lack of new patients.
CMS includes a star rating system on the Dialysis Facility Compare (“DFC”) website, a portal that publishes qualitative and quantitative information regarding clinical outcomes and the efficacy of dialysis at Medicare certified dialysis facilities. The star rating system ranks facilities on a scale of 1 to 5 stars based on DFC quality measures and utilizes a normal distribution. Due to differences in patient populations and DFC quality measures, star ratings can vary significantly between dialysis facilities without reflecting actual differences in treatment quality. Although CMS has established the ESRD Star Rating Technical Experts Panel to review the methodology for producing the star ratings, there is no guarantee that star ratings will accurately reflect the quality of care provided at a dialysis facility. If our facilities receive low star ratings or if data published on the DFC website is inaccurate, it could adversely affect our ability to retain or attract new patients, and, accordingly, adversely affect our revenues.
Changes in VA, state Medicaid or other non-Medicare government programs or payment rates could adversely affect our operating results and financial condition.
For the year ended December 31, 2017, we derived approximately 2% of our revenues from patients primarily insured through the VA. In December 2010, the VA adopted Medicare’s bundled payment system, resulting in a reduction in payments for dialysis services at centers treating VA patients. To the extent payments are further reduced or to the extent we lose VA patients as a result of VA policies, our operating results and financial condition could be adversely affected.
For the year ended December 31, 2017, we derived approximately 4% of our revenues from patients who had Medicaid or Medicaid managed care as their primary insurer. As state governments face increasing budgetary pressure, they may propose reductions in payment rates, delays in the timing of payments, limitations on eligibility or other changes to Medicaid programs. Some states have already taken steps to reduce or delay payments. In addition, some states’ Medicaid eligibility requirements mandate that enrollees in Medicaid programs provide documented proof of citizenship. More recently, several states have begun adopting work or similar requirements for many enrollees in Medicaid. Our revenues, earnings and cash flows could be negatively affected to the extent that we are not paid by Medicaid or other state programs for services provided to patients who are unable to satisfy the eligibility requirements. If state governments reduce the rates paid by Medicaid programs for dialysis and related services, delay the timing of payment for services provided, further limit eligibility for Medicaid coverage or adopt changes to the Medicaid payment structure that reduce our overall payments from Medicaid, then our revenues, earnings, and cash flows could be adversely affected.
Changes in clinical practices, payment rates or regulations relating to ESAs and other pharmaceuticals could adversely affect our operating results and financial condition as well as our ability to care for patients.
The Medicare bundled payment system includes reimbursement for ESAs such that ESA dosing variations do not change the amount paid to a dialysis facility. Many commercial insurance programs have been moving towards a bundled payment system inclusive of ESAs, while some continue to pay for ESAs separately. Further increases in utilization of ESAs for patients for whom the cost of ESAs is included in a bundled reimbursement rate, further decreases in reimbursement for ESAs and other pharmaceuticals that are reimbursed in addition to the bundled rate, or changes to administration policies could have a material adverse effect on our revenues, earnings and cash flows. In addition, reductions in the frequency with which ESAs are administered by our facilities should reduce our facilities’ operating costs. On the other hand, Medicare in the future may reduce the national base rate to take into account these lower costs. Any such reduction could have a negative impact on our revenues, earnings, and cash flows.
We may be subject to inquiries or audits from a variety of governmental bodies or claims by third parties related to our medication administration and billing policies for ESAs and other pharmaceuticals. Inquiries or audits from governmental bodies or claims by third parties would require management’s attention and could result in significant legal expense. Any negative findings could result in substantial financial penalties or repayment obligations, mandates to change our practices and procedures as well as the attendant financial burden on us to comply with the obligations, and exclusion from future participation in federal healthcare programs.
Changes in the availability and cost of ESAs and other pharmaceuticals could adversely affect our operating results and financial condition as well as our ability to care for patients.
The ESAs required for our clinics are supplied by Amgen Inc. (“Amgen”), with its drugs branded as EPOGEN (“EPO”) and Aranesp and, since September 2017, Vifor International AG (“Vifor”), with the F. Hoffman-La Roche Ltd. drug branded as Mircera. Under our agreement with Amgen, Amgen may unilaterally decide to increase its prices for EPO and Aranesp at any time. In the event that it does so, Vifor may be unable to increase its supply of Mircera to us in an amount sufficient to enable us to avoid incurring such increased prices, and we may not have access to alternative ESAs that are both cost-effective and work as effectively as our current ESAs. Furthermore, we are committed to purchase certain minimum quantities of ESAs from Amgen through the end of 2018 and accordingly would be required to pay any increased price from Amgen on those committed amounts regardless of the availability of alternative ESAs. We do not have the ability to pass on any price increases to Medicare and Medicaid and may not have the ability to pass on price increases to commercial payors. Changes in the availability and cost of ESAs and other renal-related pharmaceuticals could have a material adverse effect on our earnings and cash flows and ultimately reduce our income.
If our suppliers are unable to meet our needs, if there are material price increases or if we are unable to effectively access new technology, our operating results and financial condition could be adversely affected.
The available supply of ESAs from Amgen and Vifor could be delayed or reduced, whether by one or both of them, through unforeseen circumstances or as a result of excessive demand. If Amgen or Vifor is unable to meet our needs for ESAs, including in the event of a product recall, and we are not able to find adequate alternative sources, it could adversely affect our operating results and financial condition. In addition, Amgen may terminate for convenience with 30 days’ notice the group purchasing organization agreement through which we are supplied ESAs by them. If Amgen terminates the agreement for convenience, Vifor may be unable to timely increase, or increase at all, its supply of ESAs to cover any resulting shortfall, and we may not have access to alternative ESAs that are both cost-effective and work as effectively as our current ESAs.
In addition, the technology related to ESAs is subject to new developments that may result in superior products. If we are not able to access these superior products on a cost-effective basis or if suppliers are not able to fulfill our requirements for products, we could face patient attrition which could adversely affect our operating results and financial condition.
We monitor our relationships with suppliers to better anticipate any potential shortages and reduce the likelihood of the loss of a supplier. However, if we experience shortages or material price increases that we are unable to mitigate, this could adversely affect our operating results and financial condition.
The development of new technologies could adversely affect our revenues, earnings and cash flows.
The development of new kidney transplant technologies could decrease the need for dialysis services. Similarly, the development of new home dialysis technologies could decrease our in-center patient population and require us to refocus on providing home dialysis services in more of our markets. If new technologies are developed that require changes to our business structure or that otherwise decrease our in-center patient population, it could adversely affect our revenues, earnings, and cash flows.
There are significant risks associated with estimating the amount of revenues that we recognize that could impact the timing of our recognition of revenues or have a significant impact on our operating results and financial condition.
There are significant risks associated with estimating the amount of revenues that we recognize in a reporting period. Ongoing insurance coverage changes, geographic coverage differences, differing interpretations of contract coverage, uncertainty as to the amounts paid by various insurers with which we have no contracts, and other payor issues complicate the billing and collection process. In addition, laws and regulations governing the Medicare and Medicaid programs are extremely complex, changing and subject to interpretation. Determining applicable primary and secondary coverage for an extensive number of patients at any point in time, together with the changes in patient coverage that occur each month, requires complex, resource‑intensive processes. Errors in determining the correct coordination of benefits may result in refunds to payors. Revenues associated with federal health insurance programs are also subject to risk related to estimating amounts not paid by the primary government payor that will ultimately be collectible from a secondary payor or the patient. Collections, refunds and payor retractions typically continue to occur for up to three years or longer after services are provided. If our estimates of revenues are materially inaccurate, it could impact the timing and amount of our recognition of revenues and have a significant impact on our operating results and financial condition.
If we do not timely or accurately bill for our services, our revenues, bad debt expense and cash flows may be adversely affected.
We are subject to a number of complex billing requirements. The process of providing medical care prior to receiving payment or determining a patient’s ability to pay carries risks which may adversely affect our revenues, bad debt expense and cash flows. Payor billing requirements may differ by the type of payor as well as by the individual payor contract. Reimbursement for services we provide may be conditioned upon, amongst other requirements, properly coding and documenting services. Further, payors may fail to pay or refuse to pay for services even when properly billed. Additional factors that may influence our ability to receive reimbursement include, but are not limited to:

•	payor disputes regarding which party is responsible for payment;

•	variations in the amount or type of coverage for similar services amongst various payors; and

•	implementation of new coding standards or requirements, including International Classification of Diseases, 10th Edition, which may require more information or documentation.

If we are unable to meet payor billing requirements, reimbursement may be denied or delayed, which could adversely affect our revenues, bad debt expense and cash flows.
Federal or state healthcare reform laws could adversely affect our operating results and financial condition
The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act, commonly and jointly referred to as the Affordable Care Act (the “ACA”), among other things, increased the number of individuals with private insurance coverage and Medicaid, implemented reimbursement policies that tie payment to quality, facilitated the creation of accountable care organizations that may use capitation and other alternative payment methodologies, strengthened enforcement of fraud and abuse laws and encouraged the use of information technology.
The ACA remains subject to continuing legislative and regulatory scrutiny, including efforts by Congress to repeal the ACA in its entirety, or to repeal, amend and replace a number of its provisions, as well as administrative actions delaying the effectiveness of key provisions. In addition, there have been lawsuits filed by various stakeholders pertaining to certain portions of the ACA that may have the effect of modifying or altering various parts of the law. In December 2017, President Trump signed into law a provision which eliminates the tax penalty for those individuals without health insurance coverage effective for tax years after December 31, 2018. Further, in February 2018, Congress passed the Bipartisan Budget Act of 2018 (the “BBA”), which, among other things, repealed the Independent Payment Advisory Board that was established by the ACA to develop strategies to control the rate of growth in Medicare spending. While the ultimate impact of these changes on the healthcare industry is unknown, it may be extensive and may have a materially adverse effect on our business, results of operations and financial condition.
President Trump has taken a number of actions that have the potential to significantly impact provisions of the ACA. On January 20, 2017, President Trump issued an Executive Order instructing the Secretary of Health and Human Services (“HHS”) and the heads of other agencies that they should waive, defer, grant exemptions from or delay the implementation of any provision or requirement of the ACA that would impose a fiscal burden or cost, fee, tax or penalty on anyone. On October 12, 2017, President Trump signed an Executive Order to direct the Secretaries of HHS and other agencies to examine ways for trade associations and other groups to expand the use of association health plans, groups of small businesses that pool together to buy health insurance, and to broaden the definition of short-term insurance, which is exempt from the ACA’s rules. The ultimate impact will depend on any new regulations written as a result of the order, but the Executive Order’s goal has the potential to permit the sale of less expensive health insurance offerings that include fewer benefits than those covered by the ACA. The Executive Order also could potentially destabilize ACA individual insurance markets as a result of fewer healthier individuals enrolling in ACA-compliant plans. On October 12, 2017, President Trump took administrative action that immediately discontinued payment of cost-sharing reduction subsidies (“CSRs”) to health insurers on the individual market that help insurers offer lower copays and deductibles to low-income individuals. Individuals choosing to purchase insurance through the ACA may face higher premiums or may have fewer insurance offerings to select from as a result, and significant uncertainty surrounds this issue.
Executive Orders and other administrative action by President Trump and HHS may significantly alter provisions of the ACA that may impact the trading price of our common stock. We are unable to predict the impact of any modification or delay in the implementation of the ACA on us at this time.
We expect that additional federal and state healthcare reform measures will be adopted in the future and cannot predict how employers, private payors or persons buying insurance might react to these changes. Full repeal or repeal of additional provisions of the ACA or any future healthcare reform legislation may increase our costs, limit the amounts that federal and state governments and other third-party payors will pay for healthcare products and services, expose us to expanded liability or require us to revise the ways in which we conduct our business, any of which could materially adversely affect our business, results of operations and financial condition.
If we fail to adhere to all of the complex federal, state and local government regulations that apply to our business, we could suffer severe consequences that could adversely affect our operating results and financial condition.
Our dialysis operations are subject to extensive federal, state and local government regulations, all of which are subject to change. These government regulations currently relate, among other things, to:

•	government healthcare program participation requirements;

•
requirements related to reimbursement for patient services, including Medicare and Medicaid reimbursement rules and regulations, rules addressing the priority of payors, signature and documentation requirements, and coding requirements;

•	federal and state anti-kickback laws, the federal physician self-referral prohibition statute (the “Stark Law”) and analogous state physician self-referral statutes;

•
false claims prohibitions for healthcare reimbursement programs and other fraud and abuse laws and regulations, including the federal False Claims Act, a provision in the ACA extending the federal False Claims Act to include, under certain circumstances, claims based on violations of the federal anti-kickback law, and other civil monetary penalty laws, including laws prohibiting offering or giving remuneration to any beneficiary of a federal healthcare program that such person knows or should know is likely to influence the beneficiary to order or receive any item or service reimbursable under such program;

•
federal and state laws regarding record keeping requirements, privacy and security protections applicable to the collection, use and disclosure of protected health and other personally identifiable information, security breach notification requirements relating to protected health and other personally identifiable information, and standards for the exchange of electronic health information, electronic transactions and code sets and unique identifiers for providers;

•	corporate practice of medicine;

•	licensing and certification requirements applicable to our dialysis clinics;

•	certificate of need laws and regulations; and

•	regulation related to health, safety and environmental compliance, including medical waste disposal.
Because of the breadth of these laws and the strict requirements of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment, loss of enrollment status and exclusion from federal healthcare programs. As many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations, there is an increased risk that we may be found to have violated them. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and result in adverse publicity.
In addition, the laws, regulations and standards governing the provision of healthcare services may change significantly in the future. Any new or changed healthcare laws, regulations or standards may not materially adversely affect our business.
We cannot assure you that a review of our business by judicial, law enforcement, regulatory or accreditation authorities under existing or new healthcare laws could result in a determination that could materially adversely affect our operations. If such a determination is made, we could suffer severe consequences that would have a material adverse effect on our revenues, earnings cash flows and financial condition including:

•	suspension, exclusion or termination of our participation in government payment programs;

•	refunds to the government and third-party payors of amounts received in violation of law or applicable program or contract requirements;

•	loss of required government certifications or exclusion from government payment programs;

•	loss of licenses or certificates of need required to operate healthcare clinics in some of the states in which we operate;

•	reductions in payment rates or coverage for dialysis and ancillary services and related pharmaceuticals;

•
fines, damages, monetary penalties, and civil or criminal liability for violations of anti-kickback laws, the Stark Law, state self-referral and anti-kickback prohibitions, and submission of false claims based on violations of law or other failures to meet regulatory requirements;

•	becoming subject to a corporate integrity agreement and the retention of an independent monitor to monitor compliance with such an agreement;

•
enforcement actions by governmental agencies or state claims for monetary damages by patients who believe their protected health information has been used, disclosed or not properly safeguarded in violation of federal or state patient privacy laws, including Health Insurance Portability and Accountability Act of 1996;

•	mandated changes to our practices or procedures, including with respect to our billing and business practices, that significantly increase operating expenses;

•	termination of relationships with medical directors, joint venture partners or other healthcare providers; and

•	harm to our reputation, which could impact our business relationships, affect our ability to obtain financing and decrease access to new business opportunities.
Heightened federal and state investigation and enforcement efforts could subject us to increased costs of compliance and material adverse consequences.
Both federal and state government agencies, as well as commercial payors, have heightened and coordinated audits and administrative, civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare organizations. These investigations relate to a wide variety of topics, including cost reporting and billing practices, quality of care, financial reporting, financial relationships with referral sources, and medical necessity of services provided.
To enforce compliance with the federal laws, the U.S. Department of Justice and the Department of Health and Human Services Office of Inspector General (“OIG”) have increased their scrutiny of healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time‑ and resource‑consuming and can divert management’s attention from the business.  Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. In addition, because of the potential for large monetary exposure under the federal False Claims Act, which provides for treble damages and mandatory minimum penalties of $10,781.40 to $21,562.80 per false claim or statement made after November 2, 2015 and $5,500 to $11,000 for claims or statements before that date, healthcare providers often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages that may be awarded in litigation proceedings, including qui tam or whistleblower suits brought by private individuals on behalf of the government. Such settlements often contain additional compliance and reporting requirements as part of a consent decree, settlement agreement or corporate integrity agreement. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ compliance with the healthcare reimbursement rules and fraud and abuse laws.
State governments have also increased enforcement efforts against healthcare providers in connection with anti‑fraud, physician self-referral and other laws. We may be especially susceptible to enforcement risks in states where we have large concentrations of business and in states in which we establish new JVs but in which we may be unfamiliar with the regulatory requirements. To the extent that we become the subject of such enforcement activities, in addition to any adverse legal consequences, such enforcement could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and result in adverse publicity.
In particular, the dialysis services industry has been subject to scrutiny by the federal government, and some of our competitors have been or are currently under investigation. In 2015, one of our competitors paid the federal government a substantial amount to settle allegations of illegal kickbacks under the False Claims Act and was required to enter into a corporate integrity agreement with the OIG, under which an independent monitor was appointed to review and supervise certain aspects of its business. In January 2017, the Company and, we believe based on publicly available information, other dialysis companies received subpoenas from the United States Attorney’s Office, District of Massachusetts, requesting information relating to payments to and other interactions with the AKF, any efforts to educate patients qualified or enrolled in Medicare or Medicaid about enrollment in ACA plans and other related matters under applicable healthcare laws.  See “—Increased scrutiny in our industry and potential regulatory changes could adversely affect our operating results and financial condition” above and “Item 3. Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2017 incorporated by reference in this prospectus supplement. Certain proceedings against companies in our industry may be filed under seal, such as a whistleblower action under the federal False Claims Act. Although we cannot predict whether or when proceedings might be initiated or when these matters may be resolved, it is not unusual for these investigations to continue for a considerable period of time. Responding to these investigations can require substantial management attention and significant legal expense, which could materially adversely affect our operations. Further, in many cases the mere existence or announcement of any such inquiry could have a material adverse effect on our business. Any such investigation could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business or result in adverse publicity. Any negative findings could result in substantial financial penalties against us, exclusion from future participation in the Medicare, Medicaid and other federal healthcare programs, and, in some cases, criminal penalties, any of which could have a material adverse effect on our business, financial condition and results of operations.
Our arrangements and relationships with our physician partners and medical directors do not satisfy all of the elements of safe harbors to the federal anti-kickback statute and certain state anti-kickback laws and, as a result, may subject us to government scrutiny or civil or criminal monetary penalties or require us to restructure such arrangements.
We endeavor to structure our JV arrangements and medical director agreements, including agreements with our chief medical officers, to comply with applicable laws and government regulations and applicable safe harbors. Our business model is focused on JVs with nephrologist partners, and we endeavor to structure these JVs in compliance with the federal anti-kickback statute, the Stark Law, and analogous state anti-kickback and self-referral laws, including the exceptions applicable to Medicare ESRD services. In addition, our chief medical officers have been granted stock options in ARA and a number of our physician partners own shares of

ARA as a result of common stock offerings that we have made. Substantially all of our JVs with physicians or physician groups also involve the provision of medical director services by our nephrologist partners to those clinics. Under Medicare regulations, each of our dialysis clinics is required to have an active medical director who is responsible for decision-making in analyzing core processes and patient outcomes and in stimulating a team approach to continuous quality improvement and patient safety. For these services, we retain a physician on an independent contractor basis at an annual fixed fee to serve as the medical director.
We believe that our relationships with our physician partners, which include our medical directors, meet many but not all of the elements of the safe harbors to the federal anti-kickback statute and may not meet all of the elements of analogous state safe harbors. Arrangements that do not meet all of the elements of a safe harbor do not necessarily violate the applicable anti-kickback statute, but are susceptible to government scrutiny. The OIG has issued guidance expressing concerns about joint ventures with referring physicians and the Department of Justice has pursued actions relating to joint venture arrangements between physicians and other healthcare providers. Accordingly, there is some risk that the OIG, the Department of Justice or another government agency might investigate our JV arrangements and medical director contracts. In addition, if the government were to interpret the physician self-referral laws such that they viewed our operations to be in violation of such laws, it could have a material adverse effect on our business, prospects, results of operations and financial condition.
If our arrangements with our physician partners and medical directors were investigated and determined to violate the federal anti‑kickback statute, Stark Law or analogous state laws, we could be required to restructure these relationships, which we may not be able to do successfully. We could become subject to a corporate integrity agreement, which requires costly external monitors and could require changes to our operations. We could also be subjected to civil and criminal penalties and severe monetary consequences that could adversely affect our operating results and financial condition, including, but not limited to, the repayment of amounts received from Medicare by the offending clinics and the payment of penalties and possible exclusion from federal healthcare programs. Additionally, new federal or state laws could be enacted that would construe our relationships with our physician partners as violating applicable law or result in the imposition of penalties against us or our facilities. If any of our business arrangements with physician partners were alleged or deemed to violate the federal anti‑kickback statute or similar laws, or if new federal or state laws or regulations were enacted rendering these arrangements illegal, it could have a material adverse effect on our business, prospects, results of operations and financial condition.
If our arrangements are found to violate the Stark Law, it may subject us to government scrutiny or monetary penalties or require us to restructure such arrangements.
As the Stark Law prohibits physician self-referral for certain designated health services (“DHS”) and is a strict liability statute, we may be subject to liability due to the referral practices of our physician partners.  None of the Stark Law exceptions applicable to physician ownership interests in entities to which they make referrals for DHS apply to the kinds of ownership arrangements that our physician partners hold in our JVs. If a center bills for DHS referred by our physician partners, the claims would not be payable and the dialysis center could be subject to actions under the False Claims Act and the Stark Law penalties. See “Item 1. Business—Government Regulation—Stark Law” in our Annual Report on Form 10-K for the year ended December 31, 2017 incorporated by reference in this prospectus supplement.
If CMS determined that we have submitted claims in violation of the Stark Law, the claims would not be payable and we could be subject to penalties, some of which could be signficant. In addition, it might be necessary to restructure existing compensation agreements with our medical directors and to repurchase or to request the sale of ownership interests in our JVs held by our physician partners or, alternatively, to refuse to accept referrals for DHS from these physicians. Any such penalties and restructuring could have a material adverse effect on our business, prospects, results of operations and financial condition.
If our arrangements are found to violate state laws prohibiting the corporate practice of medicine or fee-splitting, we may not be able to operate in those states.
The laws and regulations relating to our operations vary from state to state, and many states prohibit general business corporations, as we are, from practicing medicine, controlling physicians’ medical decisions or engaging in some practices such as splitting professional fees with physicians. In some states, these prohibitions are expressly stated in a statute or regulation, while in other states the prohibition is a matter of judicial or regulatory interpretation. Possible sanctions for violation of these restrictions include loss of license and civil and criminal penalties. In addition, agreements between the corporation and the physician may be considered void and unenforceable. We have endeavored to structure our activities and operations to avoid conflict with state law restrictions on the corporate practice of medicine, and we have endeavored to structure all of our corporate and operational agreements to conform to any licensure requirements, fee-splitting and related corporate practice of medicine prohibitions. However, other parties may assert that we are engaged in the corporate practice of medicine or unlawful fee-splitting despite the way we are structured. Were such allegations to be asserted successfully before the appropriate judicial or administrative forums, we could be subject to adverse judicial or administrative penalties, certain contracts could be determined to be unenforceable and we may be required to restructure our contractual arrangements. We may not be able to operate in certain states, which would adversely impact our business, financial condition and results of operations.

We are subject to CMS certification, claims processing requirements and audits, and any adverse findings in a CMS review could adversely affect our operating results and financial condition.
The Medicare and Medicaid reimbursement rules related to claims submission, clinic and professional licensing requirements, cost reporting and payment processes impose complex and extensive requirements upon dialysis providers. A violation or departure from these requirements may result in government audits, lower reimbursements, overpayments, recoupments or voluntary repayments, and the potential loss of certification to participate in the Medicare and Medicaid program. CMS has increased the frequency and intensity of its certification inspections of dialysis clinics.
We are also subject to prepayment and post‑payment reviews. CMS relies on a network of multi‑state, regional contractors to process Medicare claims and audit healthcare providers. In addition, CMS has established a network of privately contracted auditors, called Recovery Audit Contractors (“RACs”), which conduct post‑payment reviews to identify improper payments made by Medicare to providers. RACs are paid on a contingency basis for all overpayments identified and recovered. CMS also has a network of Zone Program Integrity Contractors, which investigate instances of suspected fraud, waste and abuse, and may refer cases to CMS for administrative action or to law enforcement for civil or criminal prosecution. If such claims are pursued by CMS or law enforcement, the penalties may be severe and may include, but not be limited to, substantial fines and exclusion from government healthcare programs.
The ACA established a requirement for providers and suppliers to report and return any overpayments received from government payors under the Medicare and Medicaid programs within 60 days of identification and quantification. Failure to report and return such overpayments exposes the provider or supplier to False Claims Act liability. As set forth in the final rule issued by CMS on February 12, 2016, providers and suppliers have a duty to exercise reasonable diligence to determine whether a Medicare overpayment exists and the amount of the overpayment. If we fail to identify, process and refund overpayments to the government in a timely manner, or if any audit, enforcement action or payment review reveals any failure to report and return an identified overpayment or a suspected instance of fraud, waste or abuse, we could be subject to substantial costs and penalties, which could adversely affect our operating results and financial condition.
Delays in Medicare and state Medicaid certification of our dialysis clinics could adversely affect our operating results and financial condition.
We are required to obtain federal and state certification for participation in the Medicare and Medicaid programs before we can begin billing for patients treated in our clinics who are enrolled in government‑based programs. Due to budgetary pressures and staffing limitations, significant delays in obtaining initial certification have occurred in some states, including for our clinics, and additional delays may occur in the future. Failures or delays in obtaining certification, particularly if they become more widespread, could cause significant delays in our ability to bill for services provided to patients covered under government programs, cause us to incur write‑offs of investments or accelerate the recognition of lease obligations in the event we have to close clinics or our clinics’ operating performance deteriorates. This could have an adverse effect on our growth and operating results. The BBA, enacted in February 2018, allows for organizations approved by HHS to accredit dialysis facilities and imposes certain timing requirements regarding the initiation of initial surveys to determine if certain conditions and requirements for payment have been satisfied, but the ultimate impact of these changes cannot be predicted.
We may be required, as a result of this offering or future changes in our ownership structure, to comply with notification and reapplication requirements in order to maintain our licenses, permits, certifications or other authorizations to operate, and failure to do so, or an allegation that we have failed to do so, could result in payment delays, forfeitures of payments or civil and criminal penalties.
We are subject to various federal, state and local licensing and certification laws with which we must comply in order to maintain authorization to provide, or receive payment for, our services. Compliance with such requirements is complicated by the fact that such requirements differ from jurisdiction to jurisdiction, and in some cases are not uniformly applied or interpreted even within the same jurisdiction. Failure to comply with these requirements can lead to delays in payment and refund requests as well as civil or criminal penalties.
In certain jurisdictions, changes in our ownership structure, including changes in beneficial ownership of our company, require pre‑transaction or post‑transaction notification to state governmental licensing and certification agencies. Relevant laws in some jurisdictions may also require reapplication or reenrollment and approval to maintain or renew our licensure, certification, contracts or other operating authority. The extent of such notices and filings may vary in each jurisdiction in which we operate.
While we intend to comply with any notification, reenrollment or reapplication requirements that may result from this offering or future changes in our ownership structure, the agencies that administer these programs could find that we have failed to comply in some manner. A finding of non‑compliance and any resulting payment delays, refund demands or other sanctions could have a material adverse effect on our business, financial condition or results of operations.

Because our senior management has been key to our growth and success, we may be materially adversely affected if we lose any member of our senior management.
We are highly dependent on our senior management. Although we have employment agreements with our chairman and chief executive officer, president, chief operating officer, chief financial officer and general counsel, we do not maintain “key man” life insurance policies on any of our officers. Because our senior management has contributed greatly to our growth since inception, the loss of key management personnel or our inability to attract, retain and motivate sufficient members of qualified management or other personnel could have a material adverse effect on us.
If patients no longer choose to use our dialysis clinics, or if a significant number of physicians or hospitals were to cease recommending our dialysis clinics to patients, our revenues would decrease.
Our business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility to an ESRD patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic’s staff, convenient scheduling and a clinic’s location and physical condition. Physicians may change their facility recommendations at any time, which may result in the transfer of our existing patients to competing clinics, including clinics established by the physicians themselves. Our business also depends on recommendations by hospitals, managed care plans, other payors and other healthcare institutions. If a significant number of providers cease recommending their patients to our clinics, this would reduce our revenue and could materially adversely affect our overall operations.
We depend on our relationships with our medical directors. Our ability to provide medical services at our facilities would be impaired and our revenues reduced if we were not able to maintain these relationships.
Each of our clinics is required by applicable regulations to have a medical director. Our ability to attract physicians to become medical directors at our clinics is essential to the growth of our business. Our business depends, in part, on the strength of our relationships with these physicians. Our revenues would be reduced if we lost relationships with key medical directors or groups of medical directors. If we were not able to attract new medical directors or maintain existing medical director relationships, our ability to provide medical services at our facilities would be impaired. Our business also depends on the efforts and success of the physicians who are medical directors at our clinics. The efforts of these medical directors directly correlate to the patient satisfaction and operating metrics of our clinics. Any failure of these medical directors to maintain the quality of medical care provided or to otherwise adhere to professional guidelines at our clinics or any damage to the reputation of a key medical director or group of medical directors could damage our reputation, subject us to liability and significantly reduce our revenues.
The Medicare conditions for coverage for ESRD facilities require that our medical directors be board-certified in internal medicine or pediatrics by a professional board and complete a board-approved training program in nephrology. Where a physician is not available with these qualifications, we seek a waiver of this requirement for our medical director from CMS. For certain of our facilities, physicians with these qualifications are not available, and we have obtained waivers from CMS for the medical directors of these facilities. If we are unable to attract physicians with these qualifications to become our medical directors or are unable to obtain waivers of this requirement for our medical directors, it could result in the closure of facilities and have a material adverse effect on our business, prospects, results of operations and financial condition.
If we cannot renew our medical director agreements or enforce the noncompetition provisions of our medical director agreements, whether due to regulatory or other reasons, our operating results and financial condition could be materially and adversely affected.
Our medical director contracts are typically for fixed initial ten‑year periods with automatic renewal options. Medical directors have no obligation to extend their agreements with us. We may take actions to restructure existing relationships or take positions in negotiating extensions of relationships in an effort to meet the safe harbor provisions of the anti-kickback statute, Stark Law and other similar laws. These actions could negatively impact the decision of physicians to extend their medical director agreements with us. If the terms of any existing agreement are found to violate applicable laws, we may not be successful in restructuring the relationship which could lead to the early termination of the agreement. If a medical director agreement terminates, whether before or at the end of its term, we may be unable to find a replacement medical director with comparable qualifications, and the business, results of operations, financial condition and quality of medical services of the facility may be adversely affected.
Our medical director agreements generally provide for noncompetition restrictions prohibiting the medical directors from owning an interest in or serving as a medical director of a competing facility within specified geographical areas for specified periods of time. If we are unable to enforce the noncompetition provisions contained in our medical director agreements, it is possible that these medical directors may choose to provide medical director services for competing providers or establish their own dialysis clinics in competition with ours. Our inability to enforce noncompetition provisions and related patient attrition could materially and adversely affect our operating results and financial condition.

Our business is subject to substantial competition and could be adversely affected if we are unable to compete effectively in the dialysis services industry.
The dialysis services industry is highly competitive. Because of the lack of barriers to entry into the dialysis services business and the ability of nephrologists to be medical directors for their own clinics, competition for growth in existing and expanding markets is not limited to large competitors with substantial financial resources. According to CMS data, there were more than 6,800 dialysis clinics in the United States as of November 1, 2017. We face competition from large and medium‑sized providers for patients and for the acquisition of existing dialysis clinics. We face particularly intense competition for the identification of nephrologists, whether as attending physicians, medical directors or physician partners. In many instances, our competitors have taken steps to include comprehensive non‑competition provisions within various agreements, thereby limiting the ability of physicians to serve as medical directors or potential joint venture partners for competing dialysis clinics. These non‑competition provisions often contain both time and geographic limitations during the term of the agreement and for a period of years thereafter. Such non‑competition provisions may limit our ability to compete effectively for nephrologists.
In addition, the dialysis services industry has undergone rapid consolidation. As of the end of 2014, according to the USRDS 2016 Annual Data Report, Fresenius Medical Care and DaVita accounted for 68.9% of dialysis patients in the United States. The largest not-for-profit provider of dialysis services, Dialysis Clinic, Inc., accounted for 3.1% of dialysis patients in the United States. Hospital-based providers accounted for 4.0% of dialysis patients in the United States, while independent providers and small- and medium-sized dialysis organizations, including our company, collectively accounted for the remainder. Since the time of the data reported in the USRDS 2016 Annual Data Report, consolidation has increased due to recent acquisitions, intensifying competition in the dialysis services industry. If we are unable to compete effectively in the dialysis services industry, our business, prospects, results of operations and financial condition could be materially and adversely affected.
Our competitors have increasingly adopted a JV model and compete with us for establishing de novo clinics, acquiring existing dialysis clinics and engaging medical directors, which could materially adversely impact our growth prospects.
The development, acquisition and operation of dialysis clinics is highly competitive. Our competition comes from other dialysis clinics, many of which are owned by much larger public companies, small to mid-sized private companies, acute care hospitals, nursing homes and physician groups. The dialysis services industry is rapidly consolidating, resulting in several large dialysis services companies competing with us for the acquisition of existing dialysis clinics and the development of relationships with nephrologists to serve as medical directors for new clinics. Over the past few years, several dialysis companies, including some of our largest competitors, have adopted a JV model of dialysis clinic ownership resulting in increased competition in the development, acquisition and operation of JV dialysis clinics. Competition to develop clinics using a JV model could materially adversely affect our growth as well as our operating results and financial condition. Some of our competitors have significantly greater financial resources, more dialysis clinics, a significantly larger patient base, and are vertically integrated, and, accordingly may be able to achieve better economies of scale by asserting leverage against their suppliers, payors and other commercial parties. In addition, because of the ease of entry into the dialysis business and the ability of physicians to serve as medical directors for their own centers, competition for growth in existing and expanding markets is not limited to large competitors with substantial financial resources. We may experience competition from former medical directors or attending physicians who open their own dialysis centers. If we face a reduction in the number of our medical directors or physician partners, it could adversely affect our business.
Deteriorations in economic conditions, particularly in states where we operate a large number of clinics, as well as disruptions in the financial markets could adversely impact our operating results and financial condition.
Deteriorations in economic conditions could adversely affect our operating results and financial condition. Among other things, the potential decline in federal and state revenues that may result from these conditions may create additional pressures to contain or reduce reimbursements for our services from Medicare, Medicaid and other government sponsored programs. Our business may be particularly sensitive to economic conditions in certain states in which we operate a large number of clinics, such as Florida (43 clinics), Texas (22 clinics), Georgia (20 clinics), Ohio (17 clinics), Pennsylvania (15 clinics), Colorado (13 clinics), Massachusetts (12 clinics) and others. In addition, to the extent that commercial payors are adversely affected by a decline in the economy, we may experience further pressure on commercial rates, delays in fee collections and a reduction in the amounts we are able to collect. Any or all of these factors, as well as other consequences of a deterioration in economic conditions which currently cannot be anticipated, could adversely impact our operating results and financial condition.
If we fail to comply with current or future laws or regulations governing the collection, processing, storage, access, use, security and privacy of personally identifiable, protected health or other sensitive or confidential information, our business, reputation and profitability could suffer.
The privacy and security of personally identifiable, protected health and other sensitive or confidential information that is collected, stored, maintained, received or transmitted in any form or media is a major issue in the healthcare industry. Along with our own confidential data and information, we collect, process, use and store a large amount of such hard‑copy and electronic data and information from our patients and employees. We must comply with numerous federal and state laws and regulations governing the collection, processing, sharing, access, use, security and privacy of personally identifiable information, including protected health information (“PHI”). Such laws and regulations include but are not limited to the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations and the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations (collectively, “HIPAA”), and state data breach disclosure laws. If we fail to comply with applicable privacy and security laws, regulations and standards, properly protect the integrity and security of our facilities and systems and the data located within them, protect our proprietary rights to our systems or defend against cybersecurity attacks, or if our third-party service providers fail to do any of the foregoing with respect to data and information accessed, used or collected on our behalf, our business, reputation, results of operations and cash flows could be materially and adversely affected.
Privacy laws, including those that specifically cover PHI, are changing rapidly and subject to differing interpretations. New laws, regulations and standards relating to privacy and security, whether implemented pursuant to HIPAA or otherwise, could have a significant effect on the manner in which we must handle healthcare-related data, and the cost of monitoring and complying with such laws, regulations and standards could be significant. In addition, governmental regulation and other legal obligations related to privacy and security could be interpreted, enforced or applied to our operations in a manner adverse to us. If we do not properly comply with existing or new laws and regulations related to PHI, we could be subject to threatened or actual civil or criminal proceedings, investigations, actions, monetary fines, civil penalties or sanctions by government entities, consumer advocacy groups, private individuals or others.
Information security risks have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct our operations and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state agents. Our business and operations rely on the secure processing, transmission and storage of confidential, proprietary and other information in our computer systems and networks, as well as those of our third-party service providers, including sensitive personal information, such as PHI, social security numbers and credit card information of our patients, physicians, business partners and others.
We address our information and data security needs by relying on applicable members of our staff and third parties, including auditors and third-party service providers. We have implemented administrative, physical and technical safeguards to ensure the security of personally identifiable, protected health and other sensitive or confidential information that we collect, process, store, access or use, and we take commercially reasonable actions to ensure that our third-party service providers are taking appropriate security measures to protect the data and information they access, use or collect on our behalf. However, these measures cannot provide absolute security. Despite these efforts, our facilities and systems and those of our third-party service providers, as well as the data that they hold, may be vulnerable to security attacks and breaches caused by acts of vandalism, fraud or theft, computer viruses, criminal activity, coordinated attacks by activist entities, programming and/or human errors or other similar events. Because the techniques used to obtain unauthorized access, disable services or sabotage systems change frequently, may originate from less regulated and remote areas around the world and generally are not recognized until launched against us, we may be unable to proactively address these techniques or to implement adequate preventative measures. Emerging and advanced security threats, including coordinated attacks, require additional layers of security that may disrupt or impact efficiency of operations.
Any security breach involving the misappropriation, loss, corruption or other unauthorized disclosure or use of personally identifiable, protected health or other sensitive or confidential information, including financial data, competitively sensitive information or other proprietary data, whether suffered by us or one of our third-party service providers, could have a material adverse effect on our business, reputation, financial condition, cash flows or results of operations. The occurrence of any of the foregoing events to us or a third-party service provider could result in business interruptions and delays, cessations in the availability of systems and our ability to provide services, potential liability and regulatory action, harm or loss to our reputation and relationships with our patients and vendors, investigations, monetary fines, civil or criminal suits, civil penalties or criminal sanctions, as well as significant costs, including as they relate to legal requirements to disclose the breach publicly, repairing any system damage, incentives offered to patients or others to maintain business relationships after a breach and the implementation of measures to prevent future breaches. Any of the foregoing may result in a material adverse effect on our results of operations, financial position, cash flows and our business reputation. In addition, concerns about our practices with regard to the collection, use, disclosure or security of personally identifiable, protected health and other sensitive or confidential information, even if unfounded and even if we are in compliance with applicable laws, could damage our reputation and harm our business.
Complications associated with implementing an electronic medical records system could have a material adverse effect on our revenues, cash flows and operating results.
We have selected an electronic medical record (“EMR”) system for implementation at an increasing number of our facilities in the future. The cost of implementing an EMR system at our facilities may be significant, and the system’s launch may be unsuccessful or may result in inefficiencies. Defects or design issues with the EMR may increase costs and subject us to additional regulatory risks. For example, problems with system implementation and operation may increase the likelihood of or cause noncompliance with federal and state security and privacy laws such as HIPAA and with requirements imposed by third-party payors. If such issues were to arise, they could materially adversely affect our revenues, cash flows and operating results.
We may be subject to liability claims for malpractice, professional liability and other matters that could harm our reputation or result in damages and other expenses not covered by insurance that could adversely impact us.
Our business, and in particular the administration of dialysis services to patients subjects us to litigation and liability for damages based on an allegation of malpractice, professional negligence in the performance of our treatment and related services, the acts or omissions of our employees, or other matters. Our exposure to this litigation and liability for damages increases with growth in the number of our clinics and treatments performed. Potential judgments, settlements or costs relating to potential future claims, complaints or lawsuits could result in substantial damages and could subject us to the incurrence of significant fees and costs. In addition, our business, reputation profitability and growth prospects could suffer if we face negative publicity in connection with such claims, including claims related to adverse patient events, contractual disputes, professional and general liability, workplace behavior or other personnel matters and directors’ and officers’ duties. We maintain liability insurance in amounts that we believe are appropriate for our operations, including professional and general liability insurance. Our insurance coverage may not cover all claims against us, and insurance coverage may not continue to be available at a cost satisfactory to us to allow for the maintenance of adequate levels of insurance. If we incur damages or defense costs in connection with a claim that is outside the scope of any applicable insurance coverage or if one or more successful claims against us exceeds the coverage limit of our insurance, it could have a material adverse effect on our business, prospects, results of operations and financial condition.
Our insurance costs have been increasing substantially over the last several years, and our coverage may not be sufficient to cover claims and losses.
We maintain a program of insurance coverage against a broad range of risks in our business, including professional liability insurance, which is subject to deductibles. The premiums and deductibles under our insurance program have been increasing over the last several years as a result of general business rate increases. We are unable to predict further increases in premiums and deductibles, but based on recent experience, we expect further increases in premiums and deductibles, which could adversely impact our earnings. The liability exposure of operations in the healthcare services industry has increased, resulting not only in increased premiums but also in limitations on the liability covered by insurance carriers. We may not be able to obtain necessary or sufficient insurance coverage for our operations upon expiration of our insurance policies, or obtain any insurance on acceptable terms, if at all, which could materially and adversely affect our business, financial condition and results of operations. In addition, we could be materially and adversely affected by the collapse or insolvency of our insurance carriers.
Material decisions regarding our dialysis clinics may require the consent of our joint venture partners, and we may not be able to resolve disputes.
Our joint venture partners, who may be single practitioners, an affiliated group of nephrologists, hospitals or multi-practice institutions, participate in material strategic and operating decisions we make for our clinics. For example, we generally must obtain the consent of our joint venture partners before making any material amendments to the operating agreement for the dialysis clinic or admitting additional members. The operating agreement for a clinic may provide that we cannot take certain specified actions affecting that clinic without the consent of the joint venture partner(s) for that clinic. Such actions may include (i) a sale, transfer, liquidation or reorganization of all or substantially all of the clinic, or a merger or dissolution of the clinic, (ii) a lease of all or substantially all of the clinic, (iii) the admission of a new or substituted member, (iv) an amendment or modification of the applicable operating agreement or the constituent documents for the clinic, (v) certain transactions with affiliates, (vi) any capital calls except to the extent specifically provided, (vii) any hiring or firing of certain key employees of the clinic, (viii) entering into borrowing arrangements on behalf of the clinic or incurring other liabilities, in each case, exceeding specified amounts, and (ix) entering into any material agreements on behalf of the clinic where annual payments exceed a specified amount. The rights of our joint venture partners to approve material decisions could limit our ability to take actions that we believe are in our best interest and the best interest of the dialysis clinic. Some of our joint venture partners may have interests in multiple clinics and it may be more difficult for us to successfully negotiate or resolve disputes with such partners to the extent they have approval rights over material decisions for a number of clinics. We may not be able to resolve favorably, or at all, any dispute regarding material decisions with our joint venture partners.
We may be required to purchase the ownership interests of our physician partners, which may require additional debt or equity financing, and in certain limited circumstances some of our physician partners may have the right to purchase our JV ownership interests.
A substantial number of our JV operating agreements grant our physician partners rights to require us to purchase their ownership interests, at the estimated fair value as defined within the applicable JV operating agreement, at certain set times or upon the occurrence of certain triggering events. Our nephrologist partners in each JV are generally required to collectively maintain a minimum percentage, most commonly at least 20%, of the total outstanding membership interests in the clinic following the exercise of their put rights. Event-based triggers of these rights in various JV operating agreements may include the sale of all or substantially all of our assets, closure of the clinic, change of control, departure of key executives, third-party members’ death, disability, bankruptcy, retirement, or if third-party members are dissolved and other events. Time-based triggers give physician partners at certain of our clinics the option to require us to purchase previously agreed upon percentages of their ownership interests at certain set dates. The time when some of the time-based put rights are exercisable may be accelerated upon the occurrence of certain events, such as those noted above.
The estimate of the fair values of the interests subject to these put provisions is a critical accounting estimate that involves significant judgments and assumptions and may not be indicative of the actual values at which these obligations may ultimately be settled in the future. The estimated fair values of the interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these obligations may be settled will vary depending upon clinic performance, market conditions and access to the credit and capital markets. As of December 31, 2017, we had recorded liabilities of approximately $107.7 million for all existing time-based obligations, of which we have estimated approximately $12.2 million were accelerated as a result of physicians with IPO put rights having elected to exercise or may potentially exercise the puts, and approximately $32.2 million for all existing event-based obligations to our physician partners. The funds required to honor our put obligations may make it difficult for us to meet our other debt obligations, including obligations under our credit facilities or require us to incur additional indebtedness or issue additional common stock to fund such purchases.
In addition, in certain limited circumstances, some of our JV operating agreements grant our physician partners rights to purchase our JV ownership interests. A limited number of our JV operating agreements do not exist in perpetuity and give our physician partners the right to purchase all of our membership interests within a specified period, at fair market value, or otherwise dissolve the JV. In the event of a change of control transaction, such as a merger or sale of all or substantially all of our assets or stock to a third party, some of our physician partners would have the right to purchase all of our JV ownership interests or require us to offer to sell our JV ownership interests to them, at a purchase price based on, in part, the transaction valuation. These provisions could adversely affect the value of our company to a potential acquirer and our ability to fully realize the value of a change of control transaction.
We may have a special legal responsibility to our physician partners, which may conflict with, and prevent us from acting solely in, our own best interests.
We generally hold our ownership interests in facilities through JVs in which we maintain an ownership interest along with physicians. As majority managing member of most of our JVs, we may have fiduciary duties under state laws to manage these entities in the best interests of the minority interest holders. We may encounter conflicts between our responsibility to further the interests of these physician partners and our own best interests. For example, we have entered into management agreements to provide management services to the dialysis clinics in exchange for a fee. Disputes may arise as to the nature of the services to be provided or the amount of the fee to be paid. Disputes may also arise between us and our physician partners with respect to a particular business decision or regarding the interpretation of the provisions of the applicable JV operating agreement. In addition, disputes may arise as to the amounts and timing of distributions we make to our physician partners. In these cases, we may be obligated to exercise reasonable, good faith judgment to resolve the disputes and may not be free to act solely in our own best interests. We seek to avoid these disputes and have not implemented any measures to resolve these conflicts if they arise. If we are unable to resolve a dispute on terms favorable or satisfactory to us, it could have a material adverse effect on our business, prospects, results of operations and financial condition.
Shortages of qualified skilled clinical personnel, or higher than normal turnover rates, could affect our ability to grow and deliver quality, timely and cost-effective care services.
We depend on qualified nurses and other skilled clinical personnel to provide quality service to patients in our clinics. Competition is intense for qualified nurses, technical staff and nephrologists. We depend on our ability to attract and retain skilled clinical personnel to support our growth and generate revenues. There is currently a shortage of skilled clinical personnel in many of the markets in which we operate our clinics as well as markets in which we are considering opening new clinics. This nursing shortage may adversely affect our ability to grow or, in some cases, to replace existing staff, thereby leading to disruptions in our services. In addition, this shortage of skilled clinical personnel and the more stressful working conditions it creates for those remaining in the profession are increasingly viewed as a threat to patient safety and may trigger the adoption of state and federal laws and regulations intended to reduce that risk. For example, some states have adopted or are considering legislation that would prohibit forced overtime for nurses or establish mandatory staffing level requirements.
In response to the shortage of skilled clinical personnel, we have increased and are likely to have to continue to increase our wages and benefits to recruit and retain nurses or to engage contract nurses at a higher expense until we hire permanent staff nurses. We may not be able to increase the rates we charge to offset increased costs. The shortage of skilled clinical personnel may in the future delay our ability to achieve our operational goals at a dialysis clinic by limiting the number of patients we are able to service. The shortage of skilled clinical personnel also makes it difficult for us in some markets to reduce personnel expense at our clinics by implementing a temporary reduction in the size of the skilled clinical personnel staff during periods of reduced patient admissions and procedure volumes. In addition, we believe that retention of skilled clinical personnel is an important factor in a patient’s decision to continue receiving treatment at one of our clinics. If we are unable to hire skilled clinical personnel when needed, or if we experience a higher than normal turnover rate for our skilled clinical personnel, our operations and treatment growth will be negatively impacted, which would result in reduced revenues, earnings and cash flows.
Growing numbers of skilled clinical personnel are also joining unions that threaten and sometimes call work stoppages. Although we do not currently directly employ personnel that are members of a union, we lease employees in New York and the District of Columbia that are members of unions. Accordingly, we are required to abide by certain laws, regulations and procedures in our interactions with these employees. Union organizing activities at our clinics could adversely affect our operating costs, our employee relations, productivity, earnings and cash flows. If union organizing activities or other national or local trends result in an increase in labor and employment costs or claims, including class action lawsuits, our operating costs, earnings and cash flows could be adversely affected.
Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.
We have substantial indebtedness. As of December 31, 2017, we had total consolidated long-term indebtedness of $515.6 million. Our high level of indebtedness could, among other consequences:

•
make it more difficult for us to satisfy our obligations under our indebtedness, including our credit facilities, exposing us to the risk of default, which could result in a foreclosure on our assets, which, in turn, would negatively affect our ability to operate as a going concern;

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require us to dedicate a substantial portion of our cash flows from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flows for other purposes, such as capital expenditures, acquisitions and working capital;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions;

•	place us at a disadvantage compared to our competitors that have less debt;

•	increase our cost of borrowing;

•	limit our ability to borrow additional funds; and

•	require us to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes.
Substantially all of our indebtedness is floating rate debt. We are exposed to interest rate volatility to the extent such interest rate risk is not hedged. We have and may continue to enter into swaps or other derivative financial instruments to reduce our exposure to floating interest rates as described under “—We utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable rate indebtedness and we will be exposed to risks related to counterparty creditworthiness or non-performance of these instruments.”
Our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities and taking some actions.
Our credit facilities impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

•	incur additional indebtedness;

•	incur liens;

•	make investments and sell assets;

•	pay dividends and make other distributions;

•	purchase our stock;

•	engage in business activities unrelated to our current business;

•	enter into transactions with affiliates; or

•	consolidate, merge or sell all or substantially all of our assets.

In addition, under our credit facilities, we are required to satisfy and maintain specified financial ratios and other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we may be unable to meet those ratios and tests. A breach of any of those covenants could result in a default under our credit facilities. Upon the occurrence of an event of default under our credit facilities, our lenders could elect to declare all amounts outstanding under our credit facilities to be immediately due and payable and terminate all commitments to extend further credit.
As a result of these covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be due and payable immediately.
This, in turn, could cause our other debt, including debt under our credit facilities, to become due and payable as a result of cross-default or acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.
Our ability to repay our indebtedness depends on the performance of our subsidiaries and their ability to make distributions to us.
We are a holding company. We have no operations of our own and derive all of our revenues and cash flow from our joint venture and other subsidiaries. We depend on our joint venture subsidiaries for dividends and other payments to generate the funds necessary to meet our financial obligations, including payments of principal and interest on our indebtedness. The earnings from, or other available assets of, our subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable us to make payments in respect of our indebtedness when such payments are due. Legal and contractual restrictions in agreements governing current and future indebtedness and our joint ventures, as well as the financial condition and operating requirements of our subsidiaries, limit our ability to obtain cash from our joint ventures. Such agreements, including the agreements governing our credit facilities and joint ventures, may restrict our subsidiaries from providing us with sufficient dividends, distributions or loans to fund interest and principal payments on our indebtedness when due. In addition, our operating agreements generally provide that distributions may only be made to us if at the same time we make pro rata distributions to our joint venture partners, and accordingly, a significant portion of our cash flows is used to make distributions to our joint venture partners and is not available to service our indebtedness. Further, if our subsidiaries’ operating performance declines or if our subsidiaries are unable to generate sufficient cash flows or are otherwise unable to obtain funds necessary to meet required payments on indebtedness, or if our subsidiaries otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing their indebtedness, our subsidiaries could be in default under the terms of the agreements governing such indebtedness. Under such a scenario, our subsidiaries would need to seek to obtain waivers from their lenders to avoid being in default, which they may not be able to obtain. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our subsidiaries’ assets, and our subsidiaries could be forced into bankruptcy or liquidation.
We utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable rate indebtedness and we will be exposed to risks related to counterparty creditworthiness or non-performance of these instruments.
In March 2017, we entered into a forward starting interest rate swap agreement with a notional amount of $133 million and two interest rate cap agreements with notional amounts totaling $147 million, as a means of reducing our exposure to the floating interest rate component on $440 million of our variable rate debt under our term loans. The swap and interest rate caps are designated as a cash flow hedge, with a termination date of March 31, 2021. We may enter into additional interest rate swaps or other derivative financial instruments to further limit our exposure to changes in variable interest rates. Such instruments may result in economic losses should interest rates decline to a point lower than our fixed rate commitments. We will be exposed to credit‑related losses, which could impact our results of operations in the event of fluctuations in the fair value of the interest rate swaps due to a change in the creditworthiness or non‑performance by the counterparties to our derivative financial instruments.
We are required to pay our pre-IPO stockholders for certain tax benefits, which amounts are expected to be material.
In connection with our initial public offering, we entered into an income tax receivable agreement (the “TRA”) for the benefit of our pre-IPO stockholders that provides for the payment by us to our pre-IPO stockholders on a pro rata basis of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of any deductions (including net operating losses resulting from such deductions) attributable to the exercise of (or any payment, including any dividend equivalent right or payment, in respect of) any compensatory stock option issued by us that was outstanding (whether vested or unvested) as of the day before the date of our IPO prospectus (such stock options, “Relevant Stock Options” and such deductions, “Option Deductions”).
These payment obligations are our obligations and not obligations of any of our subsidiaries. The actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future, whether and when any Relevant Stock Options are exercised and the value of our common stock at the time of such exercise. We expect that during the term of the TRA the payments that we make will be material. Such payments will reduce the liquidity that would otherwise have been available to us. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Income Tax Receivable Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2017 incorporated by reference in this prospectus supplement.
In addition, the TRA provides that upon certain mergers, consolidations, acquisitions, asset sales, other changes of control (including changes of continuing directors) or our complete liquidation, the TRA is terminable with respect to certain Relevant Stock Options at the election of Centerbridge (or its assignee). If Centerbridge (or its assignee) elects to terminate the TRA with respect to such Relevant Stock Options, we will be required to make a payment equal to the present value of future payments under the TRA with respect to such Relevant Stock Options, which payment would be based on certain assumptions, including those relating to our future taxable income. Upon such termination, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of reducing the amount otherwise payable to stockholders in a change of control transaction or delaying, deferring or preventing certain mergers, consolidations, acquisitions, asset sales or other changes of control. If Centerbridge (or its assignee) does not elect to terminate the TRA with respect to such Relevant Stock Options upon a change of control, subsequent payments under the TRA will be calculated assuming that we have sufficient taxable income to utilize any available Option Deductions, in which case we may be required to make payments under the TRA that exceed our actual cash savings as a result of the Option Deductions in the taxable year.
The TRA provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the TRA could be accelerated and become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the TRA.
Additionally, we generally have the right to terminate the TRA upon certain changes of control or following December 31, 2018 (whether or not any change of control has occurred). If we terminate the TRA, our payment and other obligations under the TRA will be accelerated and will become due and payable, also applying assumptions similar to those described above, except that if we terminate the TRA at a time during which any Relevant Stock Options remain outstanding, the value of the common stock that would be delivered as a result of the exercise of such Relevant Stock Options will be assumed to be the value of our common stock at such time plus a premium on such value, determined as of the date the TRA is terminated (the “Applicable Premium”). The Applicable Premium is 40% if we terminate the TRA on or before the second anniversary of the date we enter into the TRA, 30% if we terminate the TRA after the second anniversary but on or before the third anniversary of such date, 20% if we terminate the TRA after the third anniversary but on or before the fourth anniversary of such date, 10% if we terminate the TRA after the fourth anniversary but on or before the fifth anniversary of such date and 0% if we terminate the TRA after the fifth anniversary of such date. Any such termination payments could be substantial and could exceed our actual cash tax savings under the TRA.
Our pre-IPO stockholders will not reimburse us for any payments previously made under the TRA if the tax benefits giving rise to any payments under the TRA are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in certain circumstances, payments could be made under the TRA in excess of our cash tax savings.
Because we are a holding company with no operations of our own, our ability to make payments under the TRA is dependent on the ability of our subsidiaries to make distributions to us. To the extent that we are unable to make payments under the TRA, such payments will generally accrue interest at a rate equal to the London Interbank Offered Rate (“LIBOR”) plus 500 basis points from the due date until paid; however, if we are unable to make payments under the TRA because we do not have sufficient cash to make such payments as a result of limitations imposed by existing credit agreements to which we or any of our subsidiaries is a party, such payments will accrue interest at a rate equal to LIBOR plus 100 basis points from the due date until paid.
Risks Related to this Offering and the Ownership of Our Common Stock
Our stock price has been and will likely continue to be volatile and fluctuate substantially. As a result, you may not be able to resell your shares at or above your purchase price.
The market price of our common stock has been and will likely continue to fluctuate substantially as a result of many factors, some of which are beyond our control. For example, since January 1, 2017, the trading price of our common stock on the New York

Stock Exchange has ranged from a low of $9.91 to a high of $24.07 through March 23, 2018. These fluctuations could cause you to lose all or part of the value of your investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include the following:

•	performance of third parties on whom we rely to operate our clinics, including their ability to comply with regulatory requirements;

•	the success of, and fluctuation in, the revenue generated from our clinics;

•	execution of our operations and other aspects of our business plan;

•	results of operations that vary from those of our competitors and the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	our announcement of significant contracts, acquisitions, or capital commitments;

•	announcements by our competitors of competing clinics;

•	announcements by third parties of significant claims or proceedings against us;

•	regulatory and reimbursement developments in the United States;

•	future sales of our common stock;

•	additions or departures of key personnel and physician partners; and

•	disruptions in government operations or general domestic and international economic conditions unrelated to our performance.
In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies. These broad market factors may adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. Any securities class action suit against us could result in significant liabilities and, regardless of the outcome, could result in substantial costs and the diversion of our management’s attention and resources. See “Item 3. Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2017 incorporated by reference in this prospectus supplement.
Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
We intend to retain future earnings, if any, for future operations, expansion, and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants of our existing outstanding indebtedness and may be limited by covenants of any future indebtedness we or our subsidiaries incur, including pursuant to our credit agreement. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.
Future sales, or the perception of future sales, of a substantial amount of our common shares could depress the trading price of our common stock.
As of March 23, 2018, we have a total of 32,478,832 shares of common stock outstanding.  Of those shares, 12,961,048 shares are, and the 5,000,000 shares (or 5,750,000 shares if the underwriters exercise in full their option to purchase additional shares) to be sold in this offering will be, freely tradable without restriction or further registration under the Securities Act, except that certain shares remain subject to continued service vesting requirements, and any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers and other affiliates (including Centerbridge), may be sold only in compliance with the limitations under Rule 144. The remaining 14,517,784 shares (or 13,767,784 shares if the underwriters exercise in full their option to purchase additional shares) will be held by our affiliates, including our directors, executive officers and other affiliates (including Centerbridge) and will be “restricted securities” within the meaning of Rule 144 subject to certain restrictions on resale.  Restricted securities may be sold in the public market if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144.
In connection with this offering, we, our directors and executive officers, and Centerbridge have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. See “Underwriting” for a description of these lock-up agreements. Upon the expiration of the contractual lock-up agreements pertaining to this offering, up to 14,517,784 shares (or 13,767,784 shares if the underwriters exercise in full their option to purchase additional shares) held by directors, executive officers and other affiliates will be eligible for sale in the public market, subject to volume, manner of sale and other limitations under Rule 144.
Pursuant to our amended and restated registration rights agreement, we have filed a registration statement with the SEC for the resale of our common stock. Shares covered by such registration statement, including the shares offered hereby, represented approximately 58.6% of our outstanding common stock as of March 23, 2018. These outstanding shares of common stock will become freely tradable without compliance with Rule 144 upon any sale pursuant to the registration statement following its effectiveness.
As restrictions on resale end or if these stockholders sell their shares pursuant to the registration statement, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.
As of March 23, 2018, we have outstanding options to purchase 5,309,850 shares of our common stock. In addition, we have 2,583,610 shares reserved for future issuance under our 2016 Omnibus Incentive Plan. We have registered all of the common stock subject to outstanding stock options and other equity awards, as well as shares reserved for future issuance, under our 2016 Omnibus Incentive Plan. Accordingly, shares registered under such registration statements are generally available for sale in the open market, subject to our trading policies and, in the case of shares held by our officers and directors, to volume limits under Rule 144 and any applicable lock-up period.
In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then‑outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.
Following this offering, Centerbridge will continue to have significant influence over us, and its interests may conflict with ours or yours in the future.
Because Centerbridge will beneficially own approximately 40.4% of our outstanding common stock following this offering (or approximately 38.7% of our outstanding common stock if the underwriters exercise in full their option to purchase additional shares), it will continue to be able to strongly influence or effectively control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence or modification of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws, and the entering into of extraordinary transactions, and its interests may not in all cases be aligned with your interests. In addition, Centerbridge may have an interest in pursuing acquisitions, divestitures, and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, Centerbridge could cause us to make acquisitions that increase our indebtedness or to make significant changes to our business operations and strategy, including with respect to, among other things, clinic openings and closings, sales of other assets, employee headcount levels and initiatives to reduce costs and expenses.
Centerbridge is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation provides that neither Centerbridge nor any director who is not employed by us (including any non‑employee director who serves as one of our officers in both his director and officer capacities) nor his or her affiliates have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate.
So long as Centerbridge continues to own a significant amount of the outstanding shares of our common stock, even though such amount will be less than 50%, it will be able effectively to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.
We will no longer be a “controlled company” within the meaning of the NYSE rules and the rules of the SEC following this offering. However, during the transition periods, we may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.
Following this offering, Centerbridge will cease to beneficially own a majority of our outstanding common stock. As a result, we will no longer be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Consequently, under the NYSE corporate governance rules, we will be required to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of “independent directors” as defined under the rules of the NYSE within one year of the date we are no longer a “controlled company”;

•
the requirement that we have a compensation committee with a written charter addressing the committee’s purpose and responsibilities that is composed of at least one director meeting the NYSE independence standards applicable to compensation committee members on the date we are no longer a “controlled company,” a majority of independent directors within 90 days of the date we are no longer a “controlled company” and entirely of independent directors within one year of the date we are no longer a “controlled company”;

•
the requirement that our compensation committee be responsible for hiring and overseeing of persons acting as compensation consultants and be required to consider certain independence factors when engaging such persons;

•
the requirement that we have a nominating and corporate governance committee with a written charter addressing the committee’s purpose and responsibilities that is composed of at least one independent director on the date we are no longer a “controlled company,” a majority of independent directors within 90 days of the date we are no longer a “controlled company” and entirely of independent directors within one year of the date we are no longer a “controlled company”; and

•	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.
During the transition periods, we may continue to use certain of the available exemptions from certain corporate governance requirements as permitted by the NYSE rules. Accordingly, during the transition periods, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
Provisions in our amended and restated certificate of incorporation, amended and restated bylaws, amended and restated stockholders agreement and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management.
Our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated stockholders agreement contain provisions that could depress the trading price of our common stock by discouraging, delaying or preventing a change of control of our company or changes in our management that the stockholders of our company may believe advantageous. These provisions include:

•	establishing a classified board of directors so that not all members of our board of directors are elected at one time;

•	authorizing “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	limiting the ability of stockholders to call a special stockholder meeting;

•	limiting the ability of stockholders to act by written consent;

•	establishing advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•
allowing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then‑outstanding shares of our stock entitled to vote thereon, voting together as a single class, if Centerbridge holds less than 40% in voting power of the stock of our company; and

•
specifying that certain provisions may be amended only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then‑outstanding shares of our stock entitled to vote thereon, voting together as a single class, if Centerbridge holds less than 40% in voting power of the stock of our company but still has the right to nominate directors to, or has its director nominees serving on, our board of directors.

Additionally, we have opted out of Section 203 of the Delaware General Corporation Law. Our amended and restated certificate of incorporation includes a similar provision, which, subject to certain exceptions, prohibits us from engaging in a business combination with an interested stockholder (generally a person that together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of which the person became an interested stockholder), unless the business combination is approved in a prescribed manner. Our amended and restated certificate of incorporation provides that Centerbridge and any of its respective direct or indirect transferees, and any group as to which such persons are party, do not constitute interested stockholders for purposes of this provision.
These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.
We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies, including, among other things:

•	exemption from the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

•	exemption from the requirements of holding non‑binding stockholder votes on executive compensation arrangements; and

•
exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless the SEC otherwise determines, any future audit rules that may be adopted by the Public Company Accounting Oversight Board.

We will be an emerging growth company until the earliest of (i) December 31, 2021, (ii) the last day of the fiscal year in which we have annual gross revenue of $1 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the first day of the first fiscal year after we have more than $700 million in aggregate market value of outstanding common equity held by our non-affiliates as of the last day of our second fiscal quarter.
We cannot predict if investors will find our common stock less attractive if we continue to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
We incur significant increased costs as a result of operating as a public company, and our management will continue to be required to devote substantial time to comply with the laws and regulations affecting public companies, particularly after we are no longer an emerging growth company.
As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements, in order to comply with the rules and regulations imposed by the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE. These costs will further increase after we cease to qualify as an emerging growth company. Our management and other personnel devote a substantial amount of time to these compliance initiatives. It may become more difficult or more costly for us to obtain director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage when we renew our current policy.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and disclosure controls and procedures. In particular, as a public company, we are required to perform system and process evaluations and testing of our internal control over financial reporting to allow management and in the future our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the

Sarbanes-Oxley Act. As described above, as an emerging growth company, we may not need to comply with the auditor attestation provisions of Section 404 for several years. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and that management expend time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause our stock price to decline.
When the available exemptions under the JOBS Act, as described above, cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with the applicable regulatory and corporate governance requirements. We cannot predict or estimate the amount of additional costs we may continue to incur as a result of becoming a public company or the timing of such costs.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus supplement, including information incorporated by reference herein, contains certain “forward-looking statements” and information relating to us that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. Forward-looking statements include, but are not limited to, those statements that are based upon management’s current plans and expectations as opposed to historical and current facts and are often identified in this report by use of words including but not limited to “estimates,” “expects,” “contemplates,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should” and variations of such words or similar expressions. These statements are based upon estimates and assumptions made by our management that, although believed to be reasonable, are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These and other important factors, including those identified under the heading “Risk Factors” in this prospectus supplement, as such risk factors may be updated from time to time in our periodic filings with the SEC, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, among others, the following:

•
continuing decline in the number of patients with commercial insurance, including as a result of changes to the healthcare exchanges or changes in regulations or enforcement of regulations regarding the healthcare exchanges and challenges from commercial payors or any regulatory or other changes leading to changes in the ability of patients with commercial insurance coverage to receive charitable premium support;

•	decline in commercial payor reimbursement rates;

•
the ultimate resolution of the CMS Interim Final Rule published December 14, 2016 related to dialysis facilities Conditions for Coverage (CMS 3337-IFC), including an issuance of a different but related Final Rule;

•	reduction of government-based payor reimbursement rates or insufficient rate increases or adjustments that do not cover all of our operating costs;

•	our ability to successfully develop de novo clinics, acquire existing clinics and attract new physician partners;

•	our ability to compete effectively in the dialysis services industry;

•	the performance of our joint venture subsidiaries and their ability to make distributions to us;

•
changes to the Medicare ESRD program that could affect reimbursement rates and evaluation criteria, as well as changes in Medicaid or other non-Medicare government programs or payment rates, including the ESRD prospective payment rate system final rule for 2018 issued on October 27, 2017;

•	federal or state healthcare laws that could adversely affect us;

•
our ability to comply with all of the complex federal, state and local government regulations that apply to our business, including those in connection with federal and state anti-kickback laws and state laws prohibiting the corporate practice of medicine or fee-splitting;

•	heightened federal and state investigations and enforcement efforts;

•	the impact of the litigation by affiliates of UnitedHealth Group, Inc., the Department of Justice inquiry, securities and derivative litigation and related matters;

•	changes in the availability and cost of ESAs and other pharmaceuticals used in our business;

•	development of new technologies that could decrease the need for dialysis services or decrease our in-center patient population;

•	our ability to timely and accurately bill for our services and meet payor billing requirements;

•
claims and losses relating to malpractice, professional liability and other matters; the sufficiency of our insurance coverage for those claims and rising insurances costs; and any negative publicity or reputational damage arising from such matters;

•	loss of any members of our senior management;

•	damage to our reputation or our brand and our ability to maintain brand recognition;

•	our ability to maintain relationships with our medical directors and renew our medical director agreements;

•	shortages of qualified skilled clinical personnel, or higher than normal turnover rates;

•	competition and consolidation in the dialysis services industry;

•	deteriorations in economic conditions, particularly in states where we operate a large number of clinics, or disruptions in the financial markets;

•	the participation of our physician partners in material strategic and operating decisions and our ability to favorably resolve any disputes;

•	our ability to honor obligations under the joint venture operating agreements with our physician partners were they to exercise certain put rights and other rights;

•	unauthorized disclosure of personally identifiable, protected health or other sensitive or confidential information;

•	our ability to meet our obligations and comply with restrictions under our substantial level of indebtedness; and

•	the ability of our principal stockholder, whose interests may conflict with yours, to strongly influence or effectively control our corporate decisions.
You should evaluate all forward-looking statements made in this prospectus supplement in the context of these risks and uncertainties.
We caution you that the risks, uncertainties and other factors referenced above, many of which are beyond our control, may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this prospectus supplement apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus supplement. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.
All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

USE OF PROCEEDS
The selling stockholders will receive all of the net proceeds from any sales pursuant to this prospectus supplement. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders. We will, however, bear the costs associated with the sale of shares by the selling stockholders, other than underwriting discounts and commissions.

PRICE RANGE OF OUR COMMON STOCK
Shares of our common stock have been listed and traded on the NYSE under the symbol “ARA” since April 21, 2016. Prior to that date, there was no public market for our stock. The following table sets forth, for the periods indicated, the high and low intra-day sale prices in dollars on the NYSE for our common stock.

	High	Low
Second quarter of fiscal year 2016 (from April 21, 2016)	$29.65	$26.00
Third quarter of fiscal year 2016	$29.05	$17.64
Fourth quarter of fiscal year 2016	$25.42	$16.86
First quarter of fiscal year 2017	$23.30	$15.47
Second quarter of fiscal year 2017	$20.12	$15.73
Third quarter of fiscal year 2017	$19.13	$13.48
Fourth quarter of fiscal year 2017	$17.93	$9.91
First quarter of fiscal year 2018 (through March 23, 2018)	$24.07	$17.15

On March 23, 2018, the last reported sale price of our common stock on the NYSE was $21.57 per share. As of March 23, 2018, there were 213 stockholders of record of our common stock. These figures do not reflect the beneficial ownership or shares held in nominee name.

DIVIDEND POLICY
We have no plans to pay any dividends on our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we expect to pay dividends, if any, only from funds we receive from our subsidiaries. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.” In addition, our ability to pay dividends is limited by covenants in our existing outstanding indebtedness and may be limited by covenants in any future indebtedness we or our subsidiaries incur, including pursuant to our credit agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in our Annual Report on Form 10-K for the year ended December 31, 2017 incorporated by reference in this prospectus supplement.

SELLING STOCKHOLDERS
The following table sets forth the name of each selling stockholder, the beneficial ownership of our common stock by each selling stockholder as of March 23, 2018, the number of shares being offered by each selling stockholder pursuant to this prospectus supplement and the number of shares of our common stock that will be beneficially owned by each selling stockholder immediately after the offering contemplated by this prospectus supplement.
The number of shares and beneficial ownership percentages set forth below are based on the 32,478,832 shares of our common stock issued and outstanding as of March 23, 2018. Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Unless otherwise set forth in the footnotes below, (1) each beneficial owner possesses, to our knowledge, sole voting and investment power with respect to the shares listed, subject to community property laws where applicable, and (2) the address of each beneficial owner is in care of American Renal Associates Holdings, Inc., 500 Cummings Center, Suite 6550, Beverly, Massachusetts 01915.
The selling stockholders listed in the table below may have sold, transferred, otherwise disposed of or purchased, or may sell, transfer, otherwise dispose of or purchase, at any time and from time to time, shares of our common stock in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), or in the open market after the date on which they provided the information set forth in the table below.

	Shares of common stock beneficially owned prior to this offering		Shares of common stock offered hereby	Shares of common stock beneficially owned after giving effect to this offering		Shares of common stock beneficially owned after giving effect to this offering and the underwriters' option to purchase additional shares (if exercised in full)
	Number	Percentage		Number	Percentage	Number	Percentage
Centerbridge(1)+	17,615,836	54.2%	4,500,000	13,115,836	40.4%	12,565,836	38.7%
Joseph A. Carlucci(2)	1,459,151	4.4%	300,000	1,159,151	3.5%	1,059,151	3.2%
Syed T. Kamal(3)	1,358,034	4.1%	200,000	1,158,034	3.5%	1,058,034	3.2%

+
Following completion of this offering, investment funds affiliated with Centerbridge Partners, L.P. intend to distribute in kind shares not to exceed 1% of the shares of our common stock outstanding and, following such distributions, will no longer beneficially own such shares.

(1)
Comprised of 16,893,850 shares owned by Centerbridge Capital Partners, L.P. with its affiliates, 523,697 shares owned by Centerbridge Capital Partners Strategic, L.P. and 198,289 shares owned by Centerbridge Capital Partners SBS, L.P. Centerbridge Associates, L.P. is the general partner of both Centerbridge Capital Partners, L.P. and Centerbridge Capital Partners Strategic, L.P., and Centerbridge Cayman GP Ltd. is the general partner of Centerbridge Associates, L.P. CCP SBS GP, LLC is the general partner of Centerbridge Capital Partners SBS, L.P. Jeffrey H. Aronson and Mark T. Gallogly are directors of Centerbridge Cayman GP Ltd. and managing members of CCP SBS GP, LLC. Messrs. Aronson and Gallogly are also the co-founders and managing principals of Centerbridge Partners, L.P., which is an affiliate of these entities but not a beneficial owner of shares of our common stock. The business address of each of the entities and persons identified in this note is 375 Park Avenue, New York, New York 10152.

Steven Silver, Jared Hendricks and Susanne V. Clark, each a Senior Managing Director of Centerbridge Partners, L.P. and owners of direct or indirect interests in Centerbridge Capital Partners, L.P., Centerbridge Capital Partners SBS, L.P., and Centerbridge Capital Partners Strategic, L.P., disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein.

Centerbridge is a party to the amended and restated registration rights agreement (the “Registration Rights Agreement”) described under “Transactions with Related Persons” in our Definitive Proxy Statement filed with the SEC on March 16, 2018, which is incorporated by reference into this prospectus. Steven Silver, Jared Hendricks and Susanne Clark, each a Senior Managing Director of Centerbridge Partners, L.P. and direct and indirect owners of interests in Centerbridge Capital Partners, L.P., Centerbridge Capital Partners SBS, L.P., and Centerbridge Capital Partners Strategic, L.P., disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein.

(2)
Shares beneficially owned prior to any offering pursuant to this prospectus include (a) 651,027 shares of common stock issuable upon exercise of options that are currently exercisable and/or exercisable within 60 days after March 23, 2018, (b) 138,454 shares of restricted stock, (c) 392,572 shares owned by the U.S. Trust Company of Delaware, Trustee or its successor in trust under the Mary F. Carlucci Dynasty Trust dated October 21, 2013, and (d) 261,713 shares owned by the U.S. Trust Company of Delaware, Trustee or its successor in trust under the Joseph A. Carlucci Dynasty Trust dated October 21, 2013. The shares being offered by Mr. Carlucci in this offering are being sold by the Mary F. Carlucci Dynasty Trust and the Joseph A. Carlucci Dynasty Trust. Mr. Carlucci is a co-founder of our company and our Chief Executive Officer and has served as the Chairman of our Board of Directors since 2012. Mr. Carlucci is a party to the Registration Rights Agreement.

(3)
Shares beneficially owned prior to any offering pursuant to this prospectus include (a) 632,027 shares of common stock issuable upon exercise of options that are currently exercisable and/or exercisable within 60 days after March 23, 2018 and (b) 63,952 shares of restricted stock. Mr. Kamal is a co-founder of our Company and has served as our President and as a director of our Company since our inception in 1999. Mr. Kamal is a party to the Registration Rights Agreement.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a “capital asset” within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).
A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity treated as a partnership or an entity disregarded as separate from its owner for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, you should consult your tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership, and disposition of the common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.
Dividends
The gross amount of distributions on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s tax basis, the excess will be treated as capital gain recognized on a sale or exchange and will be treated as described below under “—Gain on Disposition of Common Stock.”
Distributions paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, distributions that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such distributions are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected distributions received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for distributions will be required (a) to complete, execute, and submit to the applicable withholding agent the applicable Internal Revenue Service (“IRS”) Form W-8 certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Common Stock
Subject to the discussion of backup withholding and Sections 1471 through 1474 of the Code (“FATCA”) below, any gain realized on the sale or other disposition of our common stock generally will not be subject to United States federal income tax unless:

•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.
An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A non-U.S. holder described in the second bullet point immediately above will be subject to a 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale or other disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.
We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.
Federal Estate Tax
Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Requirements
Under FATCA, a 30% United States federal withholding tax will generally apply to any dividends paid on our common stock and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a distribution is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING
Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and SunTrust Robinson Humphrey, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
SunTrust Robinson Humphrey, Inc.
Barclays Capital Inc.
Goldman Sachs & Co. LLC
Wells Fargo Securities, LLC
Total	5,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount that the selling stockholders will pay and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares from the selling stockholders.

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Public offering price
Underwriting discount
Proceeds, before expenses, to selling stockholders
The expenses of the offering, not including the underwriting discount, are estimated at approximately $1.1 million and are payable by us. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $25,000. The underwriters have agreed to reimburse certain of our expenses incurred in connection with this offering.
Option to Purchase Additional Shares
The selling stockholders will grant an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 750,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities
We, Centerbridge and each of our executive officers and directors will agree not to sell or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for common stock, for 90 days after the date of this prospectus supplement, subject to certain exceptions, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons will agree, with certain exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of stock or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Other than Centerbridge and our directors and executive officers, none of our other stockholders or option holders will sign separate lockup agreements in connection with this offering.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, with respect to our credit facilities, SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., acts as administrative agent, affiliates of SunTrust Robinson Humphrey, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC are lenders, and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC serve other arranger and agent roles. An affiliate of SunTrust Robinson Humphrey, Inc. is also a lender to some of our de novo dialysis clinics, and affiliates of Wells Fargo Securities, LLC are lenders to our dialysis clinics and provide other equipment-related loans to us.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Notice to Prospective Investors in the European Economic Area
In relation to each member state of the European Economic Area (each, a “Relevant Member State”), no offer of shares that are the subject of the offering may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)
to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
Each person located in a Relevant Member State to whom any offer of shares is made or who receives any communication in respect of an offer of shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with the representatives of the underwriters and us that (1) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive and (2) in the case of any shares acquired by it or a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in this offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to persons in a Relevant Member State other than “qualified investors” as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale, or where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such person.
We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
This prospectus supplement has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purposes of the above provisions, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in each Relevant Member State.
Notice to Prospective Investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Residents of Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with Centerbridge Capital Partners, L.P. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP.
EXPERTS
The audited consolidated financial statements incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock covered by this prospectus supplement. This prospectus supplement, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to us and the common stock covered by this prospectus supplement, please refer to the registration statement and the exhibits filed therewith. Statements contained in this prospectus supplement regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.
We file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above.

INCORPORATION BY REFERENCE
This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 filed with the SEC. This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC.
The SEC allows us to “incorporate by reference” certain information into this prospectus supplement from certain documents that we filed with the SEC prior to the date of this prospectus supplement. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for information incorporated by reference that is modified or superseded by information contained in this prospectus supplement or in any other subsequently filed document that also is incorporated by reference herein. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be part of this prospectus supplement. These documents contain important information about us, our business and our financial performance.
We incorporate by reference, as of their respective dates of filing, the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	our Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 10-K”), filed with the SEC on March 6, 2018;

•	the portions of our Definitive Proxy Statement filed with the SEC on March 16, 2018 that are incorporated by reference into Part III of the 2017 10-K;

•	our Current Report on Form 8-K filed with the SEC on January 25, 2018; and

•	the description of our common stock included in our registration statement on Form 8-A filed with the SEC on April 21, 2016.
We also specifically incorporate by reference any documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion or termination of the offering by the selling stockholders of our common stock described in this prospectus supplement, but excluding any information deemed to be furnished to, rather than filed with, the SEC.
To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, is furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus supplement.
The information relating to us contained in this prospectus supplement does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus.
If you request, either orally or in writing, we will provide you with a copy of any or all documents that are incorporated by reference herein. Such documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are incorporated by reference into the document. Requests can be made by writing to Investor Relations at 500 Cummings Center, Suite 6550, Beverly, MA 01915 or by phone at (978) 922-3080. The documents may also be accessed on our website at www.americanrenal.com. Information contained on our website is not incorporated by reference into this prospectus supplement and you should not consider information contained on our website to be part of this prospectus supplement.

PROSPECTUS
Up to 19,017,413 Shares
AMERICAN RENAL ASSOCIATES HOLDINGS, INC.
Common Stock
This prospectus relates to the possible resale, from time to time, by the selling stockholders identified in this prospectus of up to 19,017,413 shares of our common stock.
The selling stockholders from time to time may offer and sell the shares directly or through agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in this prospectus. In connection with any offering of shares, we may provide a prospectus supplement and attach it to this prospectus, which may add, update or change information contained in this prospectus.
Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “ARA.” On July 14, 2017, the last sale price of our common stock as reported on the NYSE was $18.76 per share.
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.
Investing in our common stock involves risks. You should carefully consider the risk factors referred to on page 2 of this prospectus, in any applicable prospectus supplement and in the documents incorporated or deemed incorporated by reference in this prospectus before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
Prospectus dated March 19, 2018

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we nor the selling stockholders have authorized anyone to provide you with different information, and neither we nor the selling stockholders take responsibility for any other information others may give you. This prospectus or any accompanying prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate, and neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate as of any date other than its date.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). Under this registration statement, the selling stockholders may offer and sell the shares of our common stock, from time to time, in one or more offerings, in any manner described below under the heading “Plan of Distribution.” We may provide a prospectus supplement containing specific information about the terms of a particular offering by the selling stockholders. The prospectus supplement may add, update or change information in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement, as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto. See “Where You Can Find More Information” and “Incorporation by Reference” for more information.

ii

OUR COMPANY
We are the largest dialysis services provider in the United States focused exclusively on joint venture (“JV”) partnerships with physicians. As of December 31, 2016, we owned and operated 214 dialysis clinics in partnership with 379 nephrologist partners treating over 14,000 patients in 25 states and the District of Columbia.
We operate our dialysis clinics exclusively through a JV model, in which we partner primarily with local nephrologists to develop, own and operate dialysis clinics, while the providers of the majority of dialysis services in the United States operate through a combination of wholly owned subsidiaries and joint ventures. Each of our clinics is maintained as a separate joint venture in which generally we have the controlling interest and our nephrologist partners and other joint venture partners have a noncontrolling interest. As of December 31, 2016, on average we held 53% of the interests in our clinics, and our nephrologist partners held 47% of the interests. We believe our JV model, combined with a high‑quality operational infrastructure, provides our physician partners the independence to make improved clinical decisions so they can focus on maximizing patient care and grow their clinical practices.
We provide high-quality patient care and clinical outcomes to patients suffering from end-stage renal disease (“ESRD”). The loss of kidney function is normally irreversible. Kidney failure is typically caused by Type I and Type II diabetes, high blood pressure, polycystic kidney disease, long-term autoimmune attack on the kidney and prolonged urinary tract obstruction. ESRD is the stage of advanced kidney impairment that requires continued dialysis treatments or a kidney transplant to sustain life. Dialysis is the removal of toxins, fluids and salt from the blood of patients by artificial means. Patients suffering from ESRD generally require dialysis at least three times a week for the rest of their lives.
Our core values create a culture of clinical autonomy and operational accountability for our physician partners and staff members. We believe our joint venture model has helped us become one of the fastest growing national dialysis services platforms, in terms of the growth rate of our non-acquired treatments since 2012. We believe our approach has attracted physician partners and facilitated the expansion of our platform through de novo clinics.
American Renal Associates Holdings, Inc. was incorporated in Delaware on March 18, 2010. Our principal executive offices are located at 500 Cummings Center, Suite 6550, Beverly, Massachusetts 01915, and our telephone number is (978) 922-3080. Our corporate website address is www.americanrenal.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

RISK FACTORS
An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described in our most recent Annual Report on Form 10-K incorporated by reference in this prospectus, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), before purchasing shares of our common stock. See “Where You Can Find More Information” for information about how to obtain a copy of these documents. If any of those risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. You should also carefully consider the risks and other information that may be contained in, or incorporated by reference into, any prospectus supplement relating to the specific offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including information incorporated by reference herein, contains certain “forward-looking statements” and information relating to us that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. Forward-looking statements include, but are not limited to, those statements that are based upon management’s current plans and expectations as opposed to historical and current facts and are often identified in this report by use of words including but not limited to “estimates,” “expects,” “contemplates,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should” and variations of such words or similar expressions. These statements are based upon estimates and assumptions made by our management that, although believed to be reasonable, are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These and other important factors, including those identified under the heading “Risk Factors” in this prospectus and any prospectus supplement, as such risk factors may be updated from time to time in our periodic filings with the SEC, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, among others, the following:

•
decline in the number of patients with commercial insurance, including as a result of changes to the healthcare exchanges or changes in regulations or enforcement of regulations regarding the healthcare exchanges and challenges from commercial payors or any regulatory changes leading to changes in the ability of patients with commercial insurance coverage to receive charitable premium support;

•	decline in commercial payor reimbursement rates;

•	the ultimate resolution of the Centers for Medicare and Medicaid Services (“CMS”) Interim Final Rule published December 14, 2016 related to dialysis facilities Conditions for Coverage (CMS 3337-IFC);

•	reduction of government-based payor reimbursement rates or insufficient rate increases or adjustments that do not cover all of our operating costs;

•	our ability to successfully develop de novo clinics, acquire existing clinics and attract new physician partners;

•	our ability to compete effectively in the dialysis services industry;

•	the performance of our joint venture subsidiaries and their ability to make distributions to us;

•
changes to the Medicare ESRD program that could affect reimbursement rates and evaluation criteria, as well as changes in Medicaid or other non-Medicare government programs or payment rates, including the ESRD PPS final rule for 2017 issued on October 28, 2016 and the ESRD PPS proposed rule for 2018 issued on June 29, 2017;

•	changes to federal or state healthcare laws that could affect our industry, including any legislation that could repeal or alter the Patent Protection and Affordable Care Act;

•
our ability to comply with all of the complex federal, state and local government regulations that apply to our business, including those in connection with federal and state anti-kickback laws and state laws prohibiting the corporate practice of medicine or fee-splitting;

•	heightened federal and state investigations and enforcement efforts;

•	the impact of the litigation by affiliates of UnitedHealth Group, Inc., the Department of Justice inquiry, securities litigation and related matters;

•	changes in the availability and cost of erythropoietin-stimulating agents (“ESAs”) and other pharmaceuticals used in our business;

•	development of new technologies that could decrease the need for dialysis services or decrease our in-center patient population;

•	our ability to correctly estimate the amount of revenues that we recognize in a reporting period;

•	our ability to timely and accurately bill for our services and meet payor billing requirements;

•
claims and losses relating to malpractice, professional liability and other matters; the sufficiency of our insurance coverage for those claims and rising insurances costs; and any negative publicity or reputational damage arising from such matters;

•	loss of any members of our senior management;

•	damage to our reputation or our brand and our ability to maintain brand recognition;

•	our ability to maintain relationships with our medical directors and renew our medical director agreements;

•	shortages of qualified skilled clinical personnel, or higher than normal turnover rates;

•	competition and consolidation in the dialysis services industry;

•	deteriorations in economic conditions, particularly in states where we operate a large number of clinics, or disruptions in the financial markets;

•	the participation of our physician partners in material strategic and operating decisions and our ability to favorably resolve any disputes;

•	our ability to honor obligations under the joint venture operating agreements with our physician partners were they to exercise certain put rights and other rights;

•	unauthorized disclosure of personally identifiable, protected health or other sensitive or confidential information;

•	our ability to meet our obligations and comply with restrictions under our substantial level of indebtedness; and

•	the ability of our principal stockholder, whose interests may conflict with yours, to strongly influence or effectively control our corporate decisions.
You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.
We caution you that the risks, uncertainties and other factors referenced above, many of which are beyond our control, may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.
All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

USE OF PROCEEDS
The selling stockholders will receive all of the net proceeds from any sales pursuant to this prospectus. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders. We will, however, bear the costs associated with the sale of shares by the selling stockholders, other than underwriting discounts and commissions.

SELLING STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock for each selling stockholder and the maximum number of shares that may be sold hereunder. The actual amount, if any, of common stock to be offered by the selling stockholders and the amount and percentage of our common stock to be owned by the selling stockholders following any such offering will be disclosed in the applicable prospectus supplement.
The number of shares and beneficial ownership percentages set forth below are based on the number of shares of our common stock issued and outstanding as of July 13, 2017. Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.
The selling stockholders listed in the table below may have sold, transferred, otherwise disposed of or purchased, or may sell, transfer, otherwise dispose of or purchase, at any time and from time to time, shares of our common stock in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), or in the open market after the date on which they provided the information set forth in the table below.

	Common stock beneficially owned
	Shares of common stock beneficially owned prior to any offering pursuant to this prospectus		Maximum number of shares that may be offered pursuant to this prospectus	Shares of common stock beneficially owned after giving effect to all offerings that may be made pursuant to this prospectus
	Number	Percentage		Number	Percentage

Centerbridge Capital Partners, L.P. and certain affiliated entities(1)	17,615,836	56.31%	17,615,836	–	–
Joseph A. Carlucci(2)	1,294,185	4.06%	718,040	576,145	1.81%
Syed T. Kamal(3)	1,259,682	3.95%	683,537	576,145	1.81%

(1)
Comprised of 16,893,850 shares owned by Centerbridge Capital Partners, L.P. (together with its affiliates, “Centerbridge”), 523,697 shares owned by Centerbridge Capital Partners Strategic, L.P. and 198,289 shares owned by Centerbridge Capital Partners SBS, L.P. Centerbridge Associates, L.P. is the general partner of both Centerbridge Capital Partners, L.P. and Centerbridge Capital Partners Strategic, L.P., and Centerbridge Cayman GP Ltd. is the general partner of Centerbridge Associates, L.P. CCP SBS GP, LLC is the general partner of Centerbridge Capital Partners SBS, L.P. Jeffrey H. Aronson and Mark T. Gallogly are directors of Centerbridge Cayman GP Ltd. and managing members of CCP SBS GP, LLC. Messrs. Aronson and Gallogly are also the co-founders and managing principals of Centerbridge Partners, L.P., which is an affiliate of these entities but not a beneficial owner of shares of our common stock. The business address of each of the entities and persons identified in this note is 375 Park Avenue, New York, New York 10152.
Steven Silver, Jared Hendricks and Susanne V. Clark, each a Senior Managing Director of Centerbridge Partners, L.P. and owners of direct or indirect interests in Centerbridge Capital Partners, L.P., Centerbridge Capital Partners SBS, L.P., and Centerbridge Capital Partners Strategic, L.P., disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein.
Centerbridge is a party to the amended and restated registration rights agreement (the “Registration Rights Agreement”) described under “Transactions with Related Persons” in our Definitive Proxy Statement filed with the SEC on May 1, 2017, which is incorporated by reference into this prospectus.

(2)
Shares beneficially owned prior to any offering pursuant to this prospectus include (a) 576,145 shares of common stock issuable upon exercise of options that are currently exercisable and/or exercisable within 60 days after July 17, 2017, (b) 63,255 shares of restricted common stock, (c) shares of common stock comprised of 392,572 shares under the U.S. Trust Company of Delaware, Trustee or its successor in trust under the Mary F. Carlucci Dynasty Trust dated October 21, 2012, and (d) 261,713 shares under the U.S. Trust Company of Delaware, Trustee or its successor in trust under the Joseph A. Carlucci Dynasty Trust dated October 21, 2012. Mr. Carlucci is a co-founder of our company and our Chief Executive Officer and has served as the Chairman of our Board of Directors since 2012. Mr. Carlucci is a party to the Registration Rights Agreement.

(3)
Shares beneficially owned prior to any offering pursuant to this prospectus include (a) 576,145 shares of common stock issuable upon exercise of options that are currently exercisable and/or exercisable within 60 days after July 17, 2017 and (b) 28,752 shares of restricted common stock. Mr. Kamal is a co-founder of our Company and has served as our President and as a director of our Company since our inception in 1999. Mr. Kamal is a party to the Registration Rights Agreement.

DESCRIPTION OF CAPITAL STOCK
General
The following is a description of the material terms of, and is qualified in its entirety by reference to, our amended and restated certificate of incorporation and amended and restated bylaws, which are incorporated by reference as exhibits to our registration statement of which this prospectus is a part.
Our purpose is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”). Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of July 13, 2017, we had 31,283,812 shares of our common stock outstanding. No shares of preferred stock were issued or outstanding as of July 13, 2017. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are validly issued, fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock are subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.
As of July 13, 2017, we had 31,283,812 shares of our common stock outstanding, and as of July 13, 2017, we had 228 holders of record of our common stock.
Preferred Stock
Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock are available for issuance without further action by our stockholders. Our board of directors may determine, with respect to any series of preferred stock, the powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•
the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.
We could issue a series of preferred stock that may, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends is dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of the DGCL affecting the payment of dividends to stockholders and any other factors our board of directors may consider relevant.
We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we are able to pay dividends only from funds we receive from our joint ventures and other subsidiaries. Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it. In addition, our ability to pay dividends is limited by covenants in our existing credit facilities and may be limited by the agreements governing other indebtedness that we or our subsidiaries incur in the future.
Annual Stockholder Meetings
Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, our amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our company by means of a tender offer, proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for our shares of common stock.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which apply so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock. Shares issued in the future may be used for a variety of corporate purposes, including to raise additional capital or to facilitate acquisitions.
Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock are available for future issuances without stockholder approval and may be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and for issuance under employee benefit plans.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Classified Board of Directors; Number of Directors
Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors in each class serving three-year terms. As a result, approximately one-third of our board of directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors.
Our amended and restated certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors is fixed from time to time exclusively pursuant to a resolution adopted by the board of directors; provided that, for so long as our amended and restated stockholders agreement is in effect with respect to Centerbridge, and Centerbridge beneficially owns, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, any increase or decrease in the total number of directors (other than any increase pursuant to the rights of the holders of any series of preferred stock to elect additional directors) requires the prior written consent of Centerbridge.
Business Combinations
We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” means any person who, together with that person’s affiliates and associates, owns 15% or more of our outstanding voting stock or an affiliate or associate of ours who owned 15% or more of our outstanding voting stock at any time within the previous three years, other than any person who acquired such stock from Centerbridge (except in the context of a public offering) or any person whose ownership of shares in excess of 15% of our outstanding voting stock is the result of any action taken solely by us. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision makes it more difficult for a person who is an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation provides that Centerbridge and any of its respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.
Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, that at any time when Centerbridge beneficially owns, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, directors may be removed only for cause upon the affirmative vote of at least 66 2/3% in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

In addition, our amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under our amended and restated stockholders agreement, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the affirmative vote of a majority of the stockholders; provided, however, that at any time when Centerbridge beneficially owns, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors are able to elect all of our directors.
Special Stockholder Meetings
Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairperson of the board of directors; provided, however, that at any time when Centerbridge beneficially owns, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by our board or directors or the chairperson of our board of directors at the request of Centerbridge. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.
Director Nominations and Stockholder Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions do not apply to Centerbridge so long as Centerbridge is entitled to nominate a director pursuant to our amended and restated stockholders agreement, as amended. Our amended and restated bylaws allow the chairperson of the meeting, at a meeting of the stockholders, to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when Centerbridge beneficially owns, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors.
Supermajority Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as Centerbridge beneficially owns, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition or repeal of our amended and restated bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when Centerbridge beneficially owns, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our amended and restated bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our amended and restated certificate of incorporation provides that at any time when Centerbridge beneficially owns, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, the following provisions (and certain related provisions) in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•
the provision authorizing the board to amend our bylaws without a stockholder vote and the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws under the circumstances described above;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•
the provisions regarding competition and corporate opportunities (however, only a majority vote would be required at such time that Centerbridge no longer has the right to designate any directors pursuant to our amended and restated stockholders agreement and there are no longer any directors designated by Centerbridge serving on our board of directors);

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.
The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing or rendering more difficult changes in management.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders meeting the requirements of the DGCL who properly request and perfect appraisal rights in connection with any such merger or consolidation have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock ownership thereafter devolved by operation of law.

Exclusive Forum
Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of us, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors, or other constituents, (iii) action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions unenforceable.
Conflicts of Interest; Competition and Corporate Opportunities
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of Centerbridge or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in the same or similar business activities in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates, nor will they have any liability to the company, its stockholders or its affiliates for any breach of fiduciary duty in connection with the foregoing. In addition, to the fullest extent permitted by law, in the event that Centerbridge or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself, for its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity and shall have no liability to the company in connection with the foregoing. Notwithstanding the foregoing, our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of our company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be legally permitted to undertake the opportunity, we have sufficient financial resources to undertake the opportunity, we are not contractually prohibited from undertaking the opportunity, the opportunity is in the line of our business and would be of practical advantage to us, and the opportunity is one in which we have some interest or reasonable expectancy.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, including through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.
Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Listing
Our common stock is listed on the NYSE under the symbol “ARA.”

PLAN OF DISTRIBUTION
This prospectus relates to the possible resale, from time to time, by the selling stockholders identified in this prospectus of up to 19,017,413 shares of our common stock.
We are registering the applicable shares covered by this prospectus to permit the selling stockholders to sell the shares of our common stock without restriction in the open market. However, the registration of the shares of our common stock hereunder does not necessarily mean that any selling stockholders will sell all or any of the common stock registered hereby.
The selling stockholders may, from time to time, sell any or all of the common stock covered by this prospectus directly or through one or more underwriters, broker-dealers or agents. The selling stockholders will be responsible for any underwriting discounts or agent’s commissions attributable to the resale of the shares of our common stock. Shares of our common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These prices will be determined by the selling stockholders or by agreement between such selling stockholders and any underwriter, broker-dealer or agent who receives fees or commissions in connection with a sale. The selling stockholders may use any one or more of the following methods when selling shares:

•	on the NYSE or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	through ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	through block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	directly to one or more purchasers;

•	through agents;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions;

•	through loans or pledges of our common stock to a broker-dealer who may sell shares of our common stock so loaned or, upon a default, may sell or otherwise transfer the pledged stock;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
The selling stockholders may also sell shares under Rule 144 under the Securities Act or other available exemptions from the registration requirements of the Securities Act rather than under this prospectus or any applicable prospectus supplement.
In addition, the selling stockholders may enter into hedging transactions with broker-dealers, which may engage in short sales of shares of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares of our common stock short and deliver the shares of our common stock to close out such short position. The selling stockholders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of our common stock, which shares may be resold thereafter pursuant to this prospectus or any applicable prospectus supplement.
Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. If the selling stockholders effect such transactions through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders, or commissions from purchasers of the shares of our common stock for whom they may act as agent or to whom they may sell as principal, or both (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be less than or in excess of those customary in the types of transactions involved).

With respect to a particular offering of shares of common stock held by the selling stockholders, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is part, will be prepared and will set forth the following information:

•	the specific shares of common stock to be offered and sold;

•	the names of the selling stockholders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling stockholders.
The selling stockholders and any underwriters, broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such underwriters, broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
Underwriters, broker-dealers or agents may be entitled to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, broker-dealers or agents may be required to make in respect thereof.
The selling stockholders will be subject to the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of our common stock by the selling stockholders and their affiliates, as applicable.
There can be no assurance that the selling stockholders will sell any or all of the shares of our common stock registered pursuant to the registration statement of which this prospectus or any applicable prospectus supplement forms a part.

LEGAL MATTERS
The validity of the issuance of our common stock to be sold by Centerbridge Capital Partners, L.P. and certain of its affiliated entities covered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York, and the validity of the issuance of our common stock by the selling stockholders covered by this prospectus will be passed upon for us by Michael R. Costa, our General Counsel.

EXPERTS
The audited financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to us and the common stock covered by this prospectus, please refer to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.
We file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above.

INCORPORATION BY REFERENCE
This prospectus is part of a registration statement on Form S-3 filed with the SEC. This prospectus does not contain all of the information included in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC.
The SEC allows us to “incorporate by reference” certain information into this prospectus from certain documents that we filed with the SEC prior to the date of this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is modified or superseded by information contained in this prospectus or in any other subsequently filed document that also is incorporated by reference herein. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be part of this prospectus. These documents contain important information about us, our business and our financial performance.
We incorporate by reference, as of their respective dates of filing, the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	our Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 8, 2017;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the SEC on May 9, 2017;

•	our Definitive Proxy Statement filed with the SEC on May 1, 2017;

•	our Current Reports on Form 8-K filed with the SEC on January 9, 2017, January 25, 2017, April 19, 2017, June 6, 2017, June 16, 2017, June 19, 2017 and June 26, 2017; and

•	the description of our common stock included in our registration statement on Form 8-A filed with the SEC on April 21, 2016.
We also specifically incorporate by reference any documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement and after the date of this prospectus from their respective filing dates so long as the registration statement of which this prospectus is a part remains effective (other than Current Reports on Form 8-K furnished under Items 2.02 and 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K).
To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, is furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus.
The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference into this prospectus.
If you request, either orally or in writing, we will provide you with a copy of any or all documents that are incorporated by reference herein. Such documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are incorporated by reference into the document. Requests can be made by writing to Investor Relations at 500 Cummings Center, Suite 6550, Beverly, MA 01915 or by phone at (978) 922-3080. The documents may also be accessed on our website at www.americanrenal.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus or any prospectus supplement

 5,000,000 Shares
American Renal Associates Holdings, Inc.
Common Stock

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch
J.P. Morgan
SunTrust Robinson Humphrey
Barclays
Goldman Sachs & Co. LLC
Wells Fargo Securities

                        , 2018